Exhibit 99.1

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司
(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686

2024
INTERIM REPORT



Contents



Company Information

Directors

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)
Mr. Kai Wang (王愷)
Mr. David Zhang (張彤) *(appointed on June 30, 2024)*[1]

Independent Directors

Ms. Xiangrong Li (李向榮) *(appointed on June 30, 2024)*[1]
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)
Dr. Zhiwu Chen (陳志武) *(retired on June 30, 2024)*[1]
Mr. Jinbo Yao (姚勁波) *(resigned on June 30, 2024)*[1]

Audit Committee

Ms. Xiangrong Li (李向榮) *(Chairwoman from June 30, 2024)*[1]
Ms. Cynthia Jinhong Meng (孟晉紅)
Mr. David Zhang (張彤) *(appointed on June 30, 2024)*[1]
Dr. Zhiwu Chen (陳志武) *(retired on June 30, 2024)*[1]
Ms. May Yihong Wu (吳亦泓) *(resigned on June 30, 2024)*[1]

Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*
Mr. Boquan He (何伯權)
Ms. Cynthia Jinhong Meng (孟晉紅)

Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅) *(appointed on June 30, 2024)*[1]
Ms. May Yihong Wu (吳亦泓)
Dr. Zhiwu Chen (陳志武) *(retired on June 30, 2024)*[1]

Joint Company Secretaries

Mr. Qing Pan (潘青)
Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

Authorized Representatives

Ms. Jingbo Wang (汪靜波)
Ms. Ng Wing Shan (吳詠珊)

Principal Executive Office of Main Operations in the PRC

No. 1226 South Shenbin Road, Minhang District
Shanghai, PRC

Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

Note:

(1) *Due to adjustment of work arrangements, with effect from June 30, 2024, (a) Dr. Zhiwu Chen retired from the position as an independent Director and ceased to be the chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee; (b) Mr. Jinbo Yao resigned from the position as an independent Director; (c) Mr. David Zhang was appointed as a non-executive Director under the Hong Kong Listing Rules and the independent Director under the rules and regulations of the NYSE, and a member of the Audit Committee; (d) Ms. Xiangrong Li was appointed as an independent Director and the chairwoman of the Audit Committee; (e) Ms. May Yihong Wu resigned from the position as a member of the Audit Committee; and (f) Ms. Cynthia Jinhong Meng was appointed as a member of the Corporate Governance and Nominating Committee.*

Company Information

Registered Office

PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditor

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HKEX Stock Code

6686

NYSE Ticker Symbol

NOAH

Company Website

ir.noahgroup.com

Financial Summary

A summary of the results of the Group for the six months ended June 30, 2024 is set out below:

	For the Six Months Ended June 30,		
	2023	**2024**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Revenues:			
Revenues from others:			
One-time commissions	570,092	**313,149**	(45.1%)
Recurring service fees	369,063	**306,634**	(16.9%)
Performance-based income	7,758	**10,043**	29.5%
Other service fees	136,980	**84,910**	(38.0%)
Total revenues from others	1,083,893	714,736	(34.1%)
Revenues from funds Gopher manages:			
One-time commissions	11,878	**10,956**	(7.8%)
Recurring service fees	554,505	**516,894**	(6.8%)
Performance-based income	103,960	**32,257**	(69.0%)
Total revenues from funds Gopher manages	670,343	**560,107**	(16.4%)
Total revenues	1,754,236	**1,274,843**	(27.3%)
Less: VAT related surcharges and other taxes	(9,006)	**(9,454)**	5.0%
Net revenues	1,745,230	**1,265,389**	(27.5%)
Operating cost and expenses:			
Compensation and benefits	(755,208)	**(685,795)**	(9.2%)
Selling expenses	(208,672)	**(124,222)**	(40.5%)
General and administrative expenses	(109,683)	**(151,018)**	37.7%
Reversal of credit losses	5,478	**428**	(92.2%)
Other operating expenses, net	(67,875)	**(63,153)**	(7.0%)
Government subsidies	19,032	**13,872**	(27.1%)
Total operating cost and expenses	(1,116,928)	**(1,009,888)**	(9.6%)
Income from operations	628,302	**255,501**	(59.3%)

Financial Summary

	For the Six Months Ended June 30,		
	2023	**2024**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands,		
	except percentages)		
Other income:			
Interest income	74,072	**88,772**	19.8%
Investment (loss) income	(17,559)	**15,585**	N/A
Reversal of settlement expense	–	**11,476**	N/A
Other income	25,379	**1,017**	(96.0%)
Total other income	81,892	**116,940**	42.8%
Income before taxes and income from			
equity in affiliates	710,194	**372,441**	(47.6%)
Income tax expense	(159,793)	**(82,943)**	(48.1%)
Income (loss) from equity in affiliates	5,230	**(53,942)**	N/A
Net income	555,631	**235,556**	(57.6%)
Less: net (loss) income attributable to			
non-controlling interests	(4,007)	**4,278**	N/A
Net income attributable to Shareholders	559,638	**231,278**	(58.7%)

Key Highlights

BUSINESS HIGHLIGHTS

In the first half of 2024, the global macroeconomic environment was characterized by turbulence with persistent inflation, geopolitical tensions, and uneven recovery paths across regions, leading to cautious consumer and business sentiment as well as diminished expectations for a Federal Reserve rate cut. China's economy continued to face challenges following a slower-than-anticipated post-pandemic recovery with a struggling real estate sector and weak domestic demand, despite government measures to stimulate growth and stabilize markets, resulting in passive investment sentiment among HNW investors. Domestic capital markets experienced significant volatility, particularly in the primary market, which continued to face hurdles due to intermittent policy restrictions, leading to a slowdown in exits and institutional fundraising activities. Further compounding the challenges for the wealth management market was the collapse of certain non-compliant wealth management companies involved in capital pooling and real estate assets, which also resulted in a stricter regulatory environment. These interconnected factors underscore the necessity for strategic adaptation and prudent decision-making by investors to navigate in this complex and evolving landscape.

Amidst this challenging environment, the significant differences in economic conditions and interest rate landscapes between onshore and offshore markets seen earlier this year have persisted, with Chinese HNW individuals continuing to adopt a more cautious approach to their asset allocation strategies, prioritizing asset liquidity, security and global diversification across both their wealth portfolio and business operations. Our early strategic decision to exit domestic residential real estate in 2016, coupled with our ability to navigate difficult market conditions, has strengthened our industry position over the past year, especially as other firms continue to grapple with the aftermath of the real estate crisis and defaults on non-standardized single-counterparty private credit products. Meanwhile, with the slowdown in global institutional fundraising, global fund managers are also increasingly turning to underserved private wealth channels to fuel primary market fundraising. Having dutifully served these clients onshore for decades, we have earned their long-term trust and developed a deep understanding of their backgrounds and needs which uniquely positions us to guide them as they expand their horizons overseas. Our personalized service model, combined with expanding portfolio of global products, provides us with a significant competitive advantage.

Our semi-annual Chief Investment Officer ("**CIO**") office report reflects such latest asset allocation advice, encouraging clients to develop a thorough understanding of the global political, economic, industry and technological forces shaping markets to enhance their investment decision-making. Client and employee education is essential for optimizing wealth management strategies, as wealth creation, management and inheritance are deeply interconnected and require strategic asset allocation to ensure long-term success across generations.

Key Highlights

As a leading private wealth manager recognized for our expertise in alternative investments and our extensive network of Chinese professional investors, these trends present enormous growth opportunities for us. While the turbulent macroeconomic environment continues to impact our onshore business over the short term, we are actively repositioning ourselves overseas in this new market environment to generate sustainable long-term growth. We recognize that these strategic investments in overseas expansion and global product portfolio will take additional time to mature in the near term, but we remain confident that we are on the right track to solidifying our position as the leading wealth and asset management partner for Mandarin-speaking HNW investors worldwide.

We are deeply committed to upholding the highest corporate governance standards, a commitment reflected in our recent changes to the Board. The appointment of Mr. David Zhang as a non-executive Director under the Hong Kong Listing Rules and as an independent Director under the rules and regulations of the New York Stock Exchange, along with Ms. Xiangrong Li as an independent Director, infuses our Board with fresh perspectives and diverse expertise, strengthening our governance framework. With Mr. Zhang's extensive legal experience in securities offerings and mergers & acquisitions, and Ms. Li's strong background in accounting and financial management, we are confident that their contributions will be invaluable in guiding our strategic direction. By regularly rotating directors, we ensure that our Board remains dynamic, adaptable and well-equipped to navigate an evolving business landscape while maintaining robust oversight of our financial operations and adherence to best practices.

We are dedicated to enhancing shareholder value as reflected in the capital management and shareholder return policy approved by the Board in November 2023, which allocates up to 50% of our annual non-GAAP net income attributable to the Shareholders of the preceding financial year towards a corporate actions budget which serves various purposes, including dividend distribution and share repurchases. Despite challenging market conditions, we maintain a strong and clean balance sheet and recently paid out (i) a final dividend of RMB509.0 million (approximately US$71.7 million) from the corporate actions budget equivalent to 50% of our non-GAAP net income attributable to Shareholders in 2023 and (ii) a special dividend of RMB509.0 million (approximately US$71.7 million) from our accumulated return surplus cash from the years prior to 2023, underscoring our unwavering commitment to prioritizing shareholder interests and delivering sustained returns, which positions us as an attractive option for investors seeking both growth potential and consistent returns in the wealth management sector. This substantial distribution not only reflects our robust liquidity position but also demonstrates our confidence in long-term growth prospects as we expand our footprint globally. We will maintain this shareholder-friendly approach and plan to propose distribution of dividends annually moving forward.

Key Highlights

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance faced major challenges from both domestic and oversea macroenvironment as well as our ongoing internal structure transformation. Our net revenue for the six months ended June 30, 2024 was RMB1,265.4 million, representing a 27.5% decrease compared to the corresponding period in 2023, mainly due to a decline in distribution of insurance products. Our net income attributable to the Shareholders decreased by 58.7% from RMB559.6 million for the six months ended June 30, 2023 to RMB231.3 million for the six months ended June 30, 2024. Similarly, our Non-GAAP net income attributable to the Shareholders fell by 51.6% from RMB552.6 million during the same period last year to RMB267.2 million for the Reporting Period, mainly due to reduced net revenues and cost pressure from employee compensation and benefits.

Despite the challenges, we remain committed to investing in the oversea market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Mandarin-speaking clients abroad. The transaction value of oversea products we distributed increased by 49.3% from RMB10.9 billion for the six months ended June 30, 2023 to RMB16.3 billion for the Reporting Period. Additionally, our AUM for oversea products grew by 14.3% from RMB34.2 billion as of June 30, 2023 to RMB39.1 billion as of June 30, 2024.

Non-GAAP Financial Measures

	For the Six Months Ended June 30,		
	2023 (Unaudited)	**2024 (Unaudited)**	Change *(%)*
	(RMB in thousands, except percentages)		
Total revenues	1,754,236	**1,274,843**	(27.3%)
Net revenues	1,745,230	**1,265,389**	(27.5%)
Income from operations	628,302	**255,501**	(59.3%)
Income before taxes and income from equity in affiliates	710,194	**372,441**	(47.6%)
Net income	555,631	**235,556**	(57.6%)
Net income attributable to the shareholders of the Company	559,638	**231,278**	(58.7%)
Non-GAAP Financial Measures			
Net income attributable to the shareholders of the Company	559,638	**231,278**	(58.7%)
Add: share-based compensation expense	(9,244)	**58,479**	N/A
Add: settlement expense (reversal)	–	**(11,476)**	N/A
Less: tax effect of adjustments	(2,239)	**11,061**	N/A
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	552,633	**267,220**	(51.6%)

Key Highlights

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses (reversal) and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

As a leading HNW wealth management service provider with global asset management capabilities, we strive to deliver exceptional asset allocation and comprehensive services to Mandarin-speaking HNW individuals and institutions by connecting them with top asset managers around the world. At the core of our business is a deep understanding of our clients' needs, a commitment to the "client-centricity" principle, and a prudent approach towards investments and product selection. We firmly believe that returns on wealth management and investment reflect perceptions of the future as well as our ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our critical decision-making capabilities.

During the Reporting Period, our HNW clients continued to adopt a more cautious approach, prioritizing asset liquidity, security, and global diversification. Strategically, we continued to invest in overseas products and services to cater for client demand. We are assisting clients in building resilient portfolios by offering asset security and diversification, insurance products, defensive-driven strategies, and multi-regional wealth management services, while also carefully selecting products that provide cross-cycle growth opportunities. As market volatility intensifies, this strategic approach is resonating with clients, reinforcing their confidence in our ability to safeguard their wealth and underscoring our leadership in global wealth management.

During the first half of 2024, we made significant progress in expanding our global footprint and product offerings. Although our overseas revenue decreased by 18.1% due to reduced carry income and insurance revenues, our recurring management fees grew by 7.2% from the same period last year, reflecting a higher proportion of fee-generating AUM in USD products. We raised US$338 million for overseas private equity, private credit and other primary market funds, representing a significant 40.2% year-over-year increase. These long-duration products generate a sustainable recurring stream of management fees, which will be a strategic priority for us going forward. AUM for overseas products reached US$5.4 billion, a 14.3% increase from the same period last year, now accounting for 25.4% of our total AUM, up from 21.8% for the same period last year. Overseas AUA, which includes third-party distributed products, increased to US$8.5 billion, as we continued to enhance the competitiveness of our overseas investment offerings by expanding coverage of top-tier global general partners and fund managers, while at the same time launching our own actively managed venture capital fund of funds and U.S. real estate products. In addition, to increase our influence and wallet share among overseas clients, we are expanding our international relationship management team with 113 members currently onboard, including 102 based in Hong Kong and 11 in Singapore. Active overseas clients increased by 62.8% compared to the same time period last year, driven by our continued investment in expanding our global product portfolio and distribution network. We have successfully launched corporate secretarial and real estate brokerage services in Dubai, UAE to assist our entrepreneurial clients in expanding their businesses overseas, with plans to introduce similar services in Japan and other markets. At the same time, we are in the process of establishing our Japanese subsidiary which is expected to be completed by year-end as we continue exploring opportunities in other global hubs. We aim to continue actively exploring opportunities in various global financial hubs to provide enhanced value-added services to our existing clients seeking to expand businesses and allocate assets overseas, and target local Mandarin-speaking clients.

Business Review and Outlook

Domestically, our goal remains to stabilize operations and ensure full compliance with evolving regulatory requirements. We are nearing the completion of streamlining our branch network, reducing the total number from 75 to 15 since early last year, allowing us to further decrease overhead expenses while focusing resources to be allocated to key hub cities. We remain firmly committed to reducing fixed costs and optimizing mid and back-office personnel costs to enhance operational efficiency. To better navigate the evolving regulatory landscape for wealth management, improve client resource allocation and seize cross-selling opportunities, we have invested substantial time and effort in refining our client service model. As part of this initiative, we are establishing a dedicated business development and client solutions unit responsible for client acquisition, KYC and asset allocation advisory services. This unit will also collaborate with other business units to ensure each business unit remains well-informed of evolving client needs. Going forward, each business unit will be responsible for delivering product and service solutions and executing transactions. While we expect this transition to take a few quarters to fully implement and will continue to temporarily impact operations onshore, it will significantly enhance our client service quality once completed.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB881.8 million from our wealth management business, representing a 34.0% decrease from RMB1,336.7 million in the first half of 2023, mainly due to (i) a 44.1% decrease in total revenue generated from one-time commissions from RMB579.5 million for the six months ended June 30, 2023 to RMB324.1 million for the six months ended June 30, 2024, primarily due to reduced distribution of insurance products; (ii) a 15.6% decrease in total revenue generated from recurring service fees from RMB570.5 million for the six months ended June 30, 2023 to RMB481.5 million for the six months ended June 30, 2024, primarily due to less service fees from private secondary products associated with declining AUM in mainland China; (iii) a 85.7% decrease in total revenue generated from performance-based income from RMB77.3 million for the six months ended June 30, 2023 to RMB11.1 million for the six months ended June 30, 2024, primarily due to less performance-based income generated from offshore private equity products; and (iv) a 40.5% decrease in total revenue generated from other service fees from RMB109.4 million for the six months ended June 30, 2023 to RMB65.1 million for the six months ended June 30, 2024, primarily due to a reduction in value-added services provided to our clients. In the first half of 2024, we achieved an aggregate transaction value of RMB33.3 billion for the different types of investment products that we distributed, representing a 5.4% decrease compared to the six months ended June 30, 2023, mainly due to less mutual fund and private secondary product distributions.

Business Review and Outlook

Asset Management Business

During the Reporting Period, we generated total revenue of RMB373.3 million from our asset management business, representing a 4.3% decrease compared to the six months ended June 30, 2023, mainly due to (i) a 3.1% decrease in recurring service fees in the first half of 2024 compared to the corresponding period in 2023, primarily due to a decrease in recurring service fees generated from RMB private equity products; and (ii) a 9.2% decrease in performance-based income in the first half of 2024 compared to the corresponding period in 2023, resulting from a decrease in income generated from offshore private equity products. Despite these challenges, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Gopher Capital GP Ltd., a wholly-owned subsidiary of the Company, our AUM remained largely stable at RMB154.0 billion as of June 30, 2024, with a slight decrease of 1.8% compared to RMB156.9 billion as of June 30, 2023, among which our overseas AUM reached RMB39.1 billion, representing an increase of 14.3% compared to the six months ended June 30, 2023[1], primarily driven by our expanded coverage of top-tier global general partners and hedge fund managers, as well as new fundraising of our actively managed USD products.

As of June 30, 2024, we maintained a sound capital structure with total assets of RMB12.5 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, Insurance Ordinance, and Trustee Ordinance, among others.

BUSINESS OUTLOOK

Looking ahead, we expect the global macroeconomic environment to remain challenging during the second half of 2024. China's economy is currently grappling with several significant challenges, including subdued consumer spending, ongoing issues in the real estate sector, and underperforming capital markets that are limiting number of initial public offerings (IPOs) and slowing the pace of primary market portfolio exits. In response to these challenges, we are advising clients seeking overseas exposure to invest RMB into Qualified Domestic Institutional Investor (QDII) products to gain exposure to global markets and returns. To serve this demand, we have onboarded all major QDII mutual fund products onto our Fund Smile platform and recently launched a number of self-managed global market discretionary products through Gopher Asset Management. Additionally, we are extending partnerships with distributors of Qualified Domestic Limited Partnership (QDLP) products to expand our offerings of high-quality overseas assets available for RMB investment.

Globally, with the Federal Reserve expected to begin cutting interest rates during the second half of 2024, we anticipate a gradual increase in client interest in alternative investment products as they shift their assets allocation away from cash management products and deposits. Known for our expertise and ability in offering to our clients alternative investments on a global scale, we are well-positioned to capitalize on this opportunity to grow our USD investment product AUA. To better serve our Mandarin-speaking clients worldwide, we will continue to expand our relationship manager team with a target to onboard 200 in the short term and 300 in the medium term, while increasing our presence in key international markets such as Southeast Asia, North America and Europe.

---

[1]   After foreign exchange adjustments.

Management Discussion and Analysis

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Six Months Ended June 30,		
	2023	**2024**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Revenues:			
Wealth management business:			
One-time commissions	579,474	**324,061**	(44.1%)
Recurring service fees	570,522	**481,518**	(15.6%)
Performance-based income	77,330	**11,082**	(85.7%)
Other service fees	109,358	**65,093**	(40.5%)
Total revenue for wealth management business:	1,336,684	**881,754**	(34.0%)
Asset management business:			
One-time commissions	2,496	**44**	(98.2%)
Recurring service fees	353,046	**342,010**	(3.1%)
Performance-based income	34,388	**31,218**	(9.2%)
Total revenue for asset management business	389,930	**373,272**	(4.3%)
Other businesses:			
Other service fees	27,622	**19,817**	(28.3%)
Total revenue for other business	27,622	**19,817**	(28.3%)
Total revenues	1,754,236	**1,274,843**	(27.3%)

Our total revenue decreased by 27.3% from RMB1,754.2 million for the six months ended June 30, 2023 to RMB1,274.8 million for the six months ended June 30, 2024. The decrease in total revenues was primarily due to a decrease in distribution of insurance products and less performance-based income from private equity products.

Management Discussion and Analysis

Wealth Management Business

For the wealth management business, our total revenue decreased by 34.0% from RMB1,336.7 million for the six months ended June 30, 2023 to RMB881.8 million for the six months ended June 30, 2024. Our transaction value decreased by 5.4% from RMB35.2 billion for the six months ended June 30, 2023 to RMB33.3 billion for the six months ended June 30, 2024:

•   Total revenue from one-time commissions decreased by 44.1% from RMB579.5 million for the six months ended June 30, 2023 to RMB324.1 million for the six months ended June 30, 2024, primarily due to decreases in distribution of insurance products.

•   Total revenue from recurring service fees decreased by 15.6% from RMB570.5 million for the six months ended June 30, 2023 to RMB481.5 million for the six months ended June 30, 2024, primarily due to less service fees charged from fund managers or funds under our advisory.

•   Total revenue from performance-based income decreased by 85.7% from RMB77.3 million for the six months ended June 30, 2023 to RMB11.1 million for the six months ended June 30, 2024, primarily due to less performance-based income generated from offshore private equity products.

•   Total revenue from other service fees decreased by 40.5% from RMB109.4 million for the six months ended June 30, 2023 to RMB65.1 million for the six months ended June 30, 2024, primarily due to less value-added services that we provided to our clients.

Asset Management Business

For the asset management business, our total revenue decreased by 4.3% from RMB389.9 million for the six months ended June 30, 2023 to RMB373.3 million for the six months ended June 30, 2024. Gopher's AUM remained stable at RMB154.0 billion as of June 30, 2024 compared to RMB154.6 billion as of December 31, 2023, and showed a slight decrease of 1.8% from RMB156.9 billion as of June 30, 2023:

•   Total revenue from one-time commissions decreased by 98.2% from RMB2.5 million for the six months ended June 30, 2023 to RMB44,000 for the six months ended June 30, 2024, mainly due to a decrease in income generated from RMB private equity products.

•   Total revenue from recurring service fees slightly decreased by 3.1% from RMB353.0 million for the six months ended June 30, 2023 to RMB342.0 million for the six months ended June 30, 2024, which aligned with our AUM trend.

•   Total revenue from performance-based income decreased by 9.2% from RMB34.4 million for the six months ended June 30, 2023 to RMB31.2 million for the six months ended June 30, 2024, primarily due to decreases generated from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB19.8 million for the six months ended June 30, 2024, representing a 28.3% decrease from RMB27.6 million for the six months ended June 30, 2023, primarily due to our continuous wind-down of our lending business.

Management Discussion and Analysis

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance- based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

	For the Six Months Ended June 30,		
	2023	**2024**	Change
	(Unaudited)	**(Unaudited)**	*(%)*
	(RMB in thousands, except percentages)		
Wealth management	827,500	**747,550**	(9.7%)
Asset management	203,905	**201,272**	(1.3%)
Other businesses	85,523	**61,066**	(28.6%)
Total operating costs and expenses	1,116,928	**1,009,888**	(9.6%)

Our operating costs and expenses decreased by 9.6% from RMB1,116.9 million for the six months ended June 30, 2023 to RMB1,009.9 million for the six months ended June 30, 2024. The decrease in operating costs and expenses was primarily driven by cost control measures implemented.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 9.7% from RMB827.5 million for the six months ended June 30, 2023 to RMB747.6 million for the six months ended June 30, 2024, primarily due to less selling expenses incurred in the first half of 2024.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 1.3% from RMB203.9 million for the six months ended June 30, 2023 to RMB201.3 million for the six months ended June 30, 2024.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2024 were RMB61.1 million, representing a 28.6% decrease from RMB85.5 million for the six months ended June 30, 2023, primarily due to our continuous winding-down of our lending business.

Management Discussion and Analysis

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 9.2% from RMB755.2 million for the six months ended June 30, 2023 to RMB685.8 million for the six months ended June 30, 2024.

For the wealth management business, our compensation and benefits decreased by 8.7% from RMB591.9 million in for the six months ended June 30, 2023 to RMB540.3 million for the six months ended June 30, 2024. For the six months ended June 30, 2024, our relationship manager compensation decreased by 17.9% compared to the six months ended June 30, 2023, aligning with the decreases in one-time commissions. Our other compensation increased by 2.0% compared to the six months ended June 30, 2023, mainly due to increases in share-based compensation.

For the asset management business, our compensation and benefits decreased by 15.0% from RMB146.0 million for the six months ended June 30, 2023 to RMB124.1 million for the six months ended June 30, 2024, primarily due to our cost control strategy over employee headcounts.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses decreased by 42.1% from RMB156.9 million for the six months ended June 30, 2023 to RMB90.9 million for the six months ended June 30, 2024, primarily due to declining number of client events hosted.

For the asset management business, our selling expenses decreased by 42.5% from RMB42.1 million for the six months ended June 30, 2023 to RMB24.2 million for the six months ended June 30, 2024, primarily due to less marketing activities.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses increased by 27.5% from RMB76.2 million for the six months ended June 30, 2023 to RMB97.2 million for the six months ended June 30, 2024, primarily due to more depreciation expense incurred relating to our new headquarter which was in use since May 2023.

For the asset management business, our general and administrative expenses increased by 42.7% from RMB23.1 million for the six months ended June 30, 2023 to RMB33.0 million for the six months ended June 30, 2024, primarily due to more legal expenses incurred in the first half of 2024.

Management Discussion and Analysis

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our provision for credit losses for the six months ended June 30, 2024 was RMB4.7 million, while reversal of credit losses was RMB2.9 million for the six months ended June 30, 2023, primarily due to accrual of allowance for accounts receivable relating to certain funds.

For the asset management business, our provision for credit losses for the six months ended June 30, 2024 was RMB0.9 million, while reversal of credit losses was RMB0.9 million for the six months ended June 30, 2023. The majority of such provision for the six months ended June 30, 2024 were accrued for receivables accounts related to several private equity products.

For other business, our reversal of credit losses for the six months ended June 30, 2024 was RMB6.0 million, while reversal of credit losses was RMB1.7 million for the six months ended June 30, 2023. The reversal of credit losses for the six months ended June 30, 2024 were related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses increased by 43.7% from RMB16.6 million for the six months ended June 30, 2023 to RMB23.8 million for the six months ended June 30, 2024, primarily driven by higher costs relating to various expenditures of trust business.

For the asset management business, our other operating expenses increased significantly from RMB1.5 million for the six months ended June 30, 2023 to RMB23.5 million for the six months ended June 30, 2024, primarily due to a one-off expense Gopher paid to one of its funds as general partner.

For other business, our other operating expenses decreased by 68.1% from RMB49.8 million for the six months ended June 30, 2023 to RMB15.9 million for the six months ended June 30, 2024, primarily due to our continuous winding-down of our lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies decreased by 16.5% from RMB11.2 million for the six months ended June 30, 2023 to RMB9.3 million for the six months ended June 30, 2024, primarily due to a reduction in government subsidies received from local governments in the first half of 2024.

Management Discussion and Analysis

For the asset management business, our government subsidies decreased by 43.5% from RMB7.9 million for the six months ended June 30, 2023 to RMB4.4 million for the six months ended June 30, 2024, primarily due to a reduction in government subsidies received from local governments in the first half of 2024.

Income from Operations

As a result of the foregoing, our income from operation decreased by 59.3% from RMB628.3 million for the six months ended June 30, 2023 to RMB255.5 million for the six months ended June 30, 2024.

Other Income

Our total other income increased by 42.8% from RMB81.9 million for the six months ended June 30, 2023 to RMB116.9 million for the six months ended June 30, 2024. The increase in other income was primarily attributable to increases in interest income.

Income from Equity in Affiliates

Our loss from equity in affiliates was RMB53.9 million for the six months ended June 30, 2024, compared with income from equity in affiliates of RMB5.2 million for the six months ended June 30, 2023. The loss was primarily due to a decrease in fair value of the funds that Gopher manages.

Net Income

As a result of the foregoing, our net income decreased by 57.6% from RMB555.6 million for the six months ended June 30, 2023 to RMB235.6 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the six months ended June 30, 2024 was for operating, investing and financing activities. As of June 30, 2024, we had RMB4,604.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2024, our cash and cash equivalents of RMB23.0 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Management Discussion and Analysis

Pledge of Assets

As of June 30, 2024, we did not pledge any assets (as of December 31, 2023: nil).

Future Plans for Material Investments or Capital Asset

As of June 30, 2024, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2024, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 22.0% (as of December 31, 2023: 17.8%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2024, 90.6% of the balance of our accounts receivable was within one year (as of December 31, 2023: 93.8%).

Accounts Payable

As of June 30, 2024, the Group had no trade payables (as of December 31, 2023: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Management Discussion and Analysis

Contingent Liabilities

As of June 30, 2024, we had contingent liabilities of RMB475.8 million in relation to the unsettled Camsing Incident (as defined hereinafter) (as of December 31, 2023: RMB482.8 million). For further details, please refer to Note 8 to the condensed consolidated financial statements in this interim report.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2024.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB34.7 million for the six months ended June 30, 2024 (for the six months ended June 30, 2023: RMB157.6 million). Such decrease was primarily due to most of our renovation and upgrade of our headquarter were completed in 2023. As of June 30, 2024, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2023: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2024 (as of December 31, 2023: nil).

Employees and Remuneration

As of June 30, 2024, the Company had a total of 2,222 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2024:

Function	Number of Employees	% of Total
Mainland China		
Public securities	330	14.9
Insurance	156	7.0
Private equity	240	10.8
Others	22	1.0
Oversea		
Wealth management	233	10.5
Asset management	48	2.2
Online business	57	2.6
Headquarter		
Business development	669	30.1
Middle and back office support	467	21.0
Total	**2,222**	**100.0**

Management Discussion and Analysis

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

Other Information

Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of June 30, 2024, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares/ Underlying Shares[(1)(2)]	Approximate % of interest in issued Shares[(3)]
Ms. Jingbo Wang[(4)]	Beneficiary of a trust	68,386,755(L)	20.68%
	Beneficial owner	325,000(L)	0.09%
Mr. Zhe Yin[(5)]	Beneficiary of a trust	17,180,335(L)	5.19%
Ms. Chia-Yue Chang[(6)]	Interest in controlled corporation	20,388,835(L)	6.16%
Mr. Boquan He[(7)]	Interest in controlled corporation	16,398,720(L)	4.95%
Ms. May Yihong Wu[(8)]	Beneficial owner	190,000(L)	0.05%

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   The number of Shares/underlying Shares in this column have taken the Share Subdivision into account.

(3)   The calculation is based on the total number of 330,686,753 ordinary shares in issue (excluding treasury Shares) as of June 30, 2024.

(4)   Including (a) 325,000 Shares directly held by Ms. Jingbo Wang, and (b) 67,993,230 Shares and 393,525 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Singapore) Ltd. ("**Ark Trust (Singapore)**") in its capacity as trustee of the Norah Family Trust (the "**Trust**") constituted under the laws of Jersey, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(5)   Including 16,786,810 Shares and 393,525 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn wholly owned by Ark Trust (Hong Kong) Limited as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

(6)   Including 20,388,835 Shares held by Jia Investment Co., Ltd., a company incorporated in BVI wholly-owned and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(7)   Including 16,398,720 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI wholly-owned and controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

(8)   Including 190,000 Shares directly held by Ms. May Yihong Wu.

Other Information

Save as disclosed above, as of June 30, 2024, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of June 30, 2024, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1][2]	Approximate % of interest in issued Shares[3]
Ark Trust (Singapore)[4]	Trustee	68,386,755(L)	20.68%
Jing Investors Co., Ltd.[4]	Beneficial owner	68,386,755(L)	20.68%
Magic Beams Enterprises Ltd.[4]	Interest in controlled corporation	68,386,755(L)	20.68%
Yiheng Capital Partners, L.P. [7]	Beneficial owner	33,598,610(L)	10.16%
Yiheng Capital Management, LP[7]	Interest in controlled corporation	33,598,610(L)	10.16%
Mr. Yuanshan Guo[7]	Interest in controlled corporation	33,598,610(L)	10.16%
FIL Limited[8]	Interest in controlled corporation	26,074,280(L)	7.88%
Pandanus Associates Inc.[8]	Interest in controlled corporation	26,074,280(L)	7.88%
Pandanus Partners L.P.[8]	Interest in controlled corporation	26,074,280(L)	7.88%
Jia Investment Co., Ltd.[6]	Beneficial owner	20,388,835(L)	6.16%
Mr. Neil Nanpeng Shen[9]	Interest in a controlled corporation	16,500,000(L)	4.99%
	Beneficial owner	2,022,610(L)	0.61%
Ark Trust (Hong Kong) Limited[5]	Trustee	17,180,335(L)	5.19%
Rhythm Profit Investment Limited[5]	Interest in controlled corporation	17,180,335(L)	5.19%
Yin Investment Co., Ltd.[5]	Beneficial owner	17,180,335(L)	5.19%

Notes:

(1) to (6) Please refer to the notes (1) to (6) to the previous table.

(7)   Represents 33,598,610 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(8)   Represents 26,074,280 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

(9)   Including (a) 2,022,610 Shares directly held by Mr. Neil Nanpeng Shen, and (b) 16,500,000 Shares held by (i) HongShan Capital I, L.P. (formerly known as Sequoia Capital China I, L.P.), (ii) HongShan Capital Partners Fund I, L.P. (formerly known as Sequoia Capital China Partners Fund, L.P.), and (iii) HongShan Capital Principals Fund I, L.P. (formerly known as Sequoia Capital China Principals Fund, L.P.) (each a "**HongShan fund**"). The general partner of each of the three HongShan funds is HongShan Capital Management I, L.P., whose general partner is HSG Holding Limited, a company incorporated in the Cayman Islands. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of HongShan, an affiliate of the HongShan funds.

Other Information

Save as disclosed above, as of June 30, 2024, so far as was known to the Director, no person, other than the Directors and the chief executive whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Incentive Plans

We currently have the 2022 Share Incentive Plan in effect, which was adopted on December 16, 2022 and became effective on December 23, 2022. We previously granted share options and/or awards under the 2008 Share Incentive Plan, the 2010 Share Incentive Plan and the 2017 Share Incentive Plan, all of which were terminated. As of June 30, 2024, there were no outstanding share options or awards granted under the 2010 Share Incentive Plan, yet there were still share options and awards granted under the 2017 Share Incentive Plan outstanding.

1.   The 2010 Share Incentive Plan

    The 2010 Share Incentive Plan was adopted by the Company on October 27, 2010 and was replaced by the 2017 Share Incentive Plan with effect from December 29, 2017, after which no awards under the 2010 Share Incentive Plan may be granted. Further details of the 2010 Share Incentive Plan are set out in the Prospectus and the Company's 2023 annual report.

    As of June 30, 2024, no share option to purchase Shares had been granted and were outstanding, and no restricted shares had been issued and were outstanding under the 2010 Share Incentive Plan.

    Details of movements of the share options granted under the 2010 Share Incentive Plan during the Reporting Period are as follows:

Category of Grantees	Dates of grant	Vesting period	Outstanding as of January 1, 2024	Granted	Cancelled	Lapsed	Exercised	Outstanding as of June 30, 2024	Exercise Price[2] (US$ per Share)	Closing Price[2][3] (US$ per Share)	Fair Value[2][4] (US$ per Share)	Weighted average closing price[2][5] (US$ per Share)	Exercise Period
					Number of share options[1] during the Reporting Period								
Employees in aggregate													
	May 5, 2015	(Note 6)	74	–	(74)	–	–	–	3.47	7.10	4.58	–	(Note 6)
	July 1, 2016	(Note 6)	7,375	–	(7,375)	–	–	–	3.87	4.82	2.79	–	(Note 6)
	July 1, 2017	(Note 6)	4,083	–	(4,083)	–	–	–	4.58	5.73	2.38	–	(Note 6)
Total			**11,532**	**–**	**(11,532)**	**–**	**–**	**–**					

Other Information

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one share option granted under the 2010 Share Incentive Plan entitles the grantee to subscribe for ten Shares.

(2)   The exercise price, closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(3)   The closing price in this column refers to the closing price of the Shares immediately before the date on which the share options were granted.

(4)   The fair value in this column refers to the fair value of share options at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(5)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the share options were exercised.

(6)   For share options granted with exercisable date determined based on the grant date of share options, the first 25% of the total share options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total share options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of share options.

2.   The 2017 Share Incentive Plan

The 2017 Share Incentive Plan was adopted by the Company on December 29, 2017 and was replaced by the 2022 Share Incentive Plan with effect from December 23, 2022, after which no awards under the 2017 Share Incentive Plan may be granted. Further details of the 2017 Share Incentive Plan are set out in the Prospectus and the Company's 2023 annual report.

Although the 2017 Share Incentive Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2017 Share Incentive Plan. As of June 30, 2024, share options to purchase an aggregate of 8,750 Shares had been granted and were outstanding, and 315 restricted shares had been issued and were outstanding under the 2017 Share Incentive Plan.

Details of movements of the share options granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

Category of Grantees	Dates of grant	Vesting period	Outstanding as of January 1, 2024	Granted	Cancelled	Lapsed	Exercised	Outstanding as of June 30, 2024	Exercise Price[2] (US$ per Share)	Closing Price[2][3] (US$ per Share)	Fair Value[2][4] (US$ per Share)	Weighted average closing price[2][5] (US$ per Share)	Exercise Period
					Number of share options[1] during the Reporting Period								
Employees in aggregate													
	September 1, 2018	(Note 6)	3,803	–	(3,803)	–	–	–	7.53	9.41	5.77	–	(Note 6)
	December 1, 2020	(Note 7)	8,750	–	–	–	–	8,750	4.74	5.92	3.89	–	(Note 7)
	July 13, 2022	(Note 6)	15,910	–	(15,910)	–	–	–	2.91	3.63	2.66	–	(Note 6)
Total			**28,463**	**–**	**(19,713)**	**–**	**–**	**8,750**					

Other Information

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one share option granted under the 2017 Share Incentive Plan entitles the grantee to subscribe for ten Shares.

(2)   The exercise price, closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(3)   The closing price in this column refers to the closing price of the Shares immediately before the date on which the share options were granted.

(4)   The fair value in this column refers to the fair value of share options at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(5)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the share options were exercised.

(6)   For share options granted with exercisable date determined based on the grant date of share options, the first 25% of the total share options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total share options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of share options.

(7)   For share options granted with exercisable date determined based on the grant date of share options. There are four batches to be vested under the grant letter, and each batch in the amount of 14,000, 7,000, 7,000 and 8,750, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of share options.

Details of movements of the restricted shares granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

Category of grantees	Date of grant	Vesting Period	Unvested as of January 1, 2024	Granted	Cancelled	Lapsed	Vested[2]	Unvested as of June 30, 2024	Purchase price (US$ per Share)	Closing price[3][4] (US$ per Share)	Fair value[3][5] (US$ per Share)	Weighted average closing price[3][6] (US$ per Share)
					Number of restricted shares[1] During the Reporting Period							
Employees in aggregate	December 1, 2020	December 1, 2020 to December 1, 2024	627	–	–	–	(312)	315	Nil	6.33	6.33	2.37
			627	**–**	**–**	**–**	**(312)**	**315**				

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one restricted share granted under the 2017 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2)   The number of restricted shares vested is calculated in accordance with the vesting schedule of the grant under the 2017 Share Incentive Plan. There might be discrepancies between the restricted shares vested during the Reporting Period and those actually settled as the settlement process could take several days, particularly when the vesting date fell on a non-business day.

(3)   The closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(4)   The closing price in this column refers to the closing price of the Shares immediately before the date on which the restricted shares were granted.

(5)   The fair value in this column refers to the fair value of restricted shares at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(6)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the restricted shares were vested.

3.   The 2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the circular of the Company dated November 14, 2022 and the Company's 2023 annual report.

As of the beginning of the Reporting Period, nil share options granted under the 2022 Share Incentive Plan were outstanding. During the Reporting Period, nil share options has been granted, exercised, lapsed or cancelled under the 2022 Share Incentive Plan.

Details of movements of the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Date of grant (U.S. Eastern Time)	Vesting Period	Unvested as of January 1, 2024	Granted	Cancelled	Lapsed	Vested[2]	Unvested as of June 30, 2024	Purchase price (US$ per Share)	Closing price[3][4] (US$ per Share)	Fair value[3][5] (US$ per Share)	Weighted average closing price[3][6] (US$ per Share)
				Number of RSUs[1] During the Reporting Period								
Directors												
Jingbo Wang	December 29, 2023	(Note 8)	2,222	–	–	–	(444)	1,778	Nil	2.67	2.76	2.39
	March 29, 2024	(Note 9)	–	50,000[11][12]	–	–	(12,500)	37,500	Nil	2.29[13]	2.29	2.08
Zhe Yin	December 29, 2023	(Note 8)	2,222	–	–	–	(444)	1,778	Nil	2.67	2.76	2.39
	March 29, 2024	(Note 9)	–	50,000[11][12]	–	–	(12,500)	37,500	Nil	2.29[13]	2.29	2.08
Employees in aggregate												
	September 20, 2023	(Note 7)	5,000	–	–	(5,000)	–	–	Nil	–	2.45	–
	December 29, 2023	(Note 8)	80,279	–	–	(3,797)	(13,267)	63,215	Nil	2.67	2.76	2.38
	March 29, 2024	(Note 10)	–	829,241[11]	–	(3,000)	(204,311)	621,930	Nil	2.29[13]	2.29	2.29
			89,723	**929,241**	**–**	**(11,797)**	**(243,466)**	**763,701**				

Other Information

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one RSU granted under the 2022 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2)   Certain Shares issued under the share incentive plans of the Company before the date on which Primary Conversion became effective were utilized to satisfy the RSUs granted under the 2022 Share Incentive Plan upon vesting.

The numbers of RSUs vested are calculated in accordance with the respective vesting schedules of the grants under the 2022 Share Incentive Plan. There might be discrepancies between the RSUs vested during the Reporting Period and those actually settled as the settlement process could take several days, particularly when the vesting date fell on a non-business day.

(3)   The closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(4)   The closing price in this column refers to the closing price of the Shares immediately before the date on which the RSUs were granted.

(5)   The fair value in this column refers to the fair value of RSUs at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(6)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the RSUs were vested.

(7)   For RSUs granted by the Company on September 20, 2023, the first 25% of the total RSUs shall vest within ten business days following June 12, 2024, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant.

(8)   The RSUs granted by the Company on December 29, 2023 were divided into three batches subject to different vesting arrangements, including:

(a)   RSUs I: 100% shall vest on the date of grant, provided that such vested RSUs and/or the underlying Shares and ADSs shall be subject to a 12-month lock-up period starting from the date of grant, during which no RSUs, the underlying Shares and ADSs and/or any interests thereof shall be assigned, transferred, or otherwise disposed of by the grantee;

(b)   RSUs II: (i) one-third (1/3) shall vest on the date of grant; and (ii) two-third (2/3) shall vest in 30 equal monthly installments (with each installment vesting at the end of each month) following the date of grant; and

(c)   RSUs III: (i) 25% shall vest on the first anniversary of the date of grant; and (ii) 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the date of grant.

For details, please refer to the Company's announcement dated January 2, 2024.

(9)   For RSUs granted by the Company to Directors on March 29, 2024, the first 25% of the total RSUs were vested on June 12, 2024, being the date of the annual general meeting approving such grants, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and the circular dated April 25, 2024.

(10)   For RSUs granted by the Company to employees on March 29, 2024, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024.

(11)   The Group has established an appraisal mechanism to evaluate the performance of each employee participant (as defined in Chapter 17 of the Hong Kong Listing Rules) during a fixed assessment period. The performance evaluation for each employee participant is individually tailored based on the job nature and job positions of the employee participant. In accordance with the Group's appraisal mechanism, with respect to each grantee, upon each vesting date, the portion of the RSUs eligible to vest will only actually vest to each grantee provided that (i) the grantee's work performance assessment for the year preceding each vesting date has met the predetermined threshold outlined in his/her award agreement with the Company, and (ii) the grantee has maintained a clean record with respect to compliance with the Company's internal policies for the year preceding each vesting date.

(12)   The performance of each of Ms. Jingbo Wang (as the chairwoman of the Board) and Mr. Zhe Yin (as a Director and the chief executive officer) for the year preceding each vesting date will also be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group as determined by the Board, including (i) the overall financial position of the Group, such as the Group's total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, and (ii) the overall operating conditions of the Group, such as the implementation of the business strategy and the achievement of the operational goal in relation to business development and expansion, with a focus on the growth and reputation of the Group, its overseas expansion and its industry ranking, and benchmarking the Company's key performance metrics against comparable companies in the same industry or with a listing on the Hong Kong Stock Exchange and/or NYSE or other comparable stock exchanges. In addition, Ms. Jingbo Wang and Mr. Zhe Yin shall also comply with the internal policies of the Company during the year preceding each vesting date and maintain a clean record.

(13)   The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US$11.43 per ADS.

Other Information

The number of share options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the Reporting Period are set out below:

| | Scheme Mandate Limit | | Service Provider Sublimit | |
	Available for grant as of January 1, 2024	Available for grant as of June 30, 2024	Available for grant as of January 1, 2024	Available for grant as of June 30, 2024
Share options and awards	27,467,035	18,320,615	600,000	600,000

The number of Shares that may be issued in respect of share options and awards granted under all schemes of the Company during the Reporting Period is 9,292,410, representing 2.65% the weighted average number of Shares in issue (excluding treasury Shares) for the Reporting Period (i.e. 350,183,620 Shares).

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period. As of June 30, 2024, the Company did not hold any treasury shares.

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code during the Reporting Period.

Disclosure of Changes in Directors' Information Pursuant to Hong Kong Listing Rule 13.51B(1)

Pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules, the changes in the information of the Directors since the date of the Company's 2023 annual report and as of the date of this interim report are set out below.

- Dr. Zhiwu Chen ((陳志武) retired as an independent Director and ceased to be the chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee with effect from June 30, 2024.

- Mr. Jinbo Yao (姚勁波) resigned as an independent Director with effect from June 30, 2024.

Other Information

- Mr. David Zhang (張彤) was appointed as a non-executive Director with effect from June 30, 2024. He was also appointed as a member of the Audit Committee with effect from June 30, 2024.

- Ms. Xiangrong Li (李向榮) was appointed as an independent Director with effect from June 30, 2024. She was also appointed as the chairwoman of the Audit Committee with effect from June 30, 2024.

- Ms. Cynthia Jinhong Meng (孟晉紅) was appointed as a member of the Corporate Governance and Nominating Committee with effect from June 30, 2024.

- Ms. May Yihong Wu (吳亦泓) resigned as a member of the Audit Committee with effect from June 30, 2024.

For further details, please refer to the announcement of the Company dated July 1, 2024.

Since the date of the Company's 2023 annual report and/or the announcement of the Company dated July 1, 2024, certain changes in relation to the major appointments of the Directors under Rule 13.51(2) of the Hong Kong Listing Rules are as follows:

- Mr. David Zhang (張彤) was appointed as an independent director of Morgan Stanley Securities (China) Co., Ltd. (摩根士丹利證券（中國）有限公司) on July 12, 2024.

- Ms. May Yihong Wu (吳亦泓) was appointed as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited, the shares of which are listed on NASDAQ (ticker symbol: MMYT) with effect from May 15, 2024.

Save as disclosed above, the Directors hereby confirm that no other information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules since the date of the Company's 2023 annual report and as of the date of this interim report.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company has utilized certain net proceeds and expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below:

Other Information

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized amount as of January 1, 2024 (HK$ million)	Utilized amount for the six months ended June 30, 2024 (HK$ million)	Utilized amount as of June 30, 2024 (HK$ million)	Unutilized amount as of June 30, 2024 (HK$ million)	Expected time frame for unutilized amount
Fund the further development of our wealth management business	35%	110.5	40.9	24.3	65.2	45.3	by the end of 2024
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	–	–	–	63.1	by the end of 2025[1]
Fund the investment in our in-house technology across all business lines	10%	31.6	6.4	15.2	21.6	10.0	by the end of 2024
Fund our overseas expansion	10%	31.6	14.2	12.1	26.3	5.3	by the end of 2024
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	9.7	8.7	18.4	13.2	by the end of 2024
Total	**100%**	**315.6**	**118.5**	**60.3**	**178.8**	**136.9**	

Notes: (1) As of the date of this interim report, there has been a delay in the expected timeline for certain uses of proceeds compared to the implementation plan as disclosed in our annual report for the year ended December 31, 2023. Such delay in use of proceeds is not material and mainly shown above as the delay in the expected time frame to fully use the portion of the net proceeds to fund the selective pursuit of potential investments as the Company considered it took longer time than expected to identify suitable investment targets.

(2) The sum of the data may not add up to the total due to rounding.

As of June 30, 2024, all the unutilized net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Material Litigation

As of June 30, 2024, 44 investors' legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claim amount over RMB149.0 million were still pending. As of the date of this interim report, the management of the Group has assessed, based on the Group's PRC legal adviser's advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings. For further details, please refer to Note 8 to the condensed consolidated financial statements in this interim report.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment was related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**"), a subsidiary of the Company. The First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**") in the judgment. For further details, please refer to the Company's announcement dated December 12, 2022.

Other Information

In late March 2024, the Group received a judgment on appeal (the "**Appellate Judgment**") from the High People's Court of Anhui Province, affirming the First-instance Ruling. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Ruling prior to the issuance of the Appellate Judgment, the ruling in the Appellate Judgment is not expected to materially affect the Group's overall financial position in comparison to its financial position prior to the issuance of the Appellate Judgment. Based on advice from the Company's PRC counsel to this civil lawsuit, the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded. The Company has applied for a retrial to the Supreme People's Court of the PRC with respect to the ruling in the Appellate Judgment and vigorously defended against the civil claim from the Plaintiff. As of the date of this interim report, the Company is awaiting a ruling for the retrial from the Supreme People's Court of the PRC.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2024, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Plan

Reference is made to the Company's announcement dated May 24, 2024 in relation to the settlement plan for the Camsing Incident. While the Company believes it has solid legal grounds to defend any legal claims from the affected clients in the Camsing Incident, as a gesture of goodwill and to avoid distractions to its management and to minimize potential legal costs, the Company voluntarily offered an *ex gratia* settlement (the "**Offer**") to clients affected by the Camsing Incident, where those who accepted the Offer will receive RSUs convertible into the Shares upon vesting. The Company shall issue relevant Shares upon vesting of RSUs to the remaining clients subject to the settlement pursuant to the issuance mandate granted by the Shareholders at the annual general meeting held on June 12, 2023 and, where applicable, any subsequently renewed or refreshed issuance mandate granted by the Shareholders from time to time.

During the Reporting Period and up to the date of this interim report, six out of the remaining 223 affected clients had accepted the Offer, and the Company granted a total of 45,162 RSUs involving 451,620 Shares (represented by 90,324 ADSs) to these clients, of which 18,065 RSUs involving 180,648 Shares (represented by 36,130 ADSs) have vested.

Events after the Reporting Period

There were no significant events that might materially affect the Group after June 30, 2024 and immediately before the date of this interim report.

On the date of this interim report, the Company announced that as part of its commitment to enhancing shareholder returns, the Board authorized a share repurchase program (the "**Share Repurchase Program**"), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective immediately. The authorized term for carrying out the Share Repurchase Program is two years. The Company expected to fund repurchases made under the Share Repurchase Program from its existing cash balance and cash generated from operations, which will not form a part of the Corporate Actions Budget under the Capital Management and Shareholder Return Policy as set out in the announcement of the Company dated November 30, 2023. For further details of the Share Repurchase Program, please refer to the Company's announcement dated August 29, 2024.

Other Information

Save as mentioned above, there are no significant events that might materially affect the Group after June 30, 2024 and as of the date of this interim report.

Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

Review of the Interim Results and Interim Report

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2024. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Approval of Interim Report

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 were approved and authorized for issue by the Board on August 29, 2024.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong,
August 29, 2024

Report on Review of Condensed Consolidated Financial Statements

Deloitte. 德勤

To the Board of Directors of Noah Holdings Private Wealth and Asset Management Limited
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Introduction

We have reviewed the condensed consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**") set out on pages 35 to 92, which comprise the condensed consolidated balance sheet of the Group as of June 30, 2024 and the related condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows of the Group for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("**HKSRE 2410**") issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

August 29, 2024

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Assets				
Current assets:				
Cash and cash equivalents		5,192,127	4,604,946	633,662
Restricted cash		154,433	4,574	629
Short-term investments (including short-term investments measured at fair value of RMB220,728 and RMB335,206 as of December 31, 2023 and June 30, 2024, respectively)	5	379,456	1,287,400	177,152
Accounts receivable, net of allowance for credit losses of RMB6,862 and RMB12,993 as of December 31, 2023 and June 30, 2024, respectively	4	503,978	429,417	59,090
Amounts due from related parties, net of allowance for credit losses of RMB23,394 and RMB22,019 as of December 31, 2023 and June 30, 2024, respectively	18	393,891	444,937	61,225
Loans receivable, net of allowance for credit losses of RMB79,510 and RMB73,489 as of December 31, 2023 and June 30, 2024, respectively	12	286,921	207,122	28,501
Other current assets		206,250	226,332	31,145
Total current assets		7,117,056	7,204,728	991,404
Long-term investments (including long-term investments measured at fair value of RMB666,867 and RMB661,053 as of December 31, 2023 and June 30, 2024, respectively)	5	810,484	742,322	102,147
Investments in affiliates	7	1,526,544	1,445,356	198,888
Property and equipment, net	8	2,482,199	2,416,072	332,462
Operating lease right-of-use assets, net	13	139,019	102,301	14,077
Deferred tax assets	11	431,494	400,401	55,097
Other non-current assets, net of allowance for credit losses of nil and nil as of December 31, 2023 and June 30, 2024, respectively		178,582	155,825	21,442
Total Assets		12,685,378	12,467,005	1,715,517

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b))				
Accrued payroll and welfare expenses		564,096	346,543	47,686
Income tax payable		89,694	76,318	10,502
Deferred revenues		72,824	73,857	10,163
Dividend payable	20	–	1,018,000	140,082
Contingent liabilities	19	482,802	475,777	65,469
Other current liabilities	9	681,802	420,527	57,866
Total current liabilities		1,891,218	2,411,022	331,768
Deferred tax liabilities	11	262,404	245,609	33,797
Operating lease liabilities, non-current	13	76,533	55,043	7,574
Other non-current liabilities		27,660	24,980	3,437
Total Liabilities		2,257,815	2,736,654	376,576
Contingencies	19			
Shareholders' equity:				
Ordinary shares[1] (US$0.00005 par value): 1,000,000,000 shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023 and 1,000,000,000 shares authorized, 330,686,753 shares issued and 329,030,418 shares outstanding as of June 30, 2024		110	111	15
Additional paid-in capital		3,798,662	3,858,175	530,903
Retained earnings		6,436,946	5,650,224	777,497
Accumulated other comprehensive income		74,616	158,559	21,818
Total Noah Holdings Private Wealth And Asset Management Limited shareholders' equity		10,310,334	9,667,069	1,330,233
Non-controlling interests		117,229	63,282	8,708
Total Shareholders' Equity		10,427,563	9,730,351	1,338,941
Total Liabilities and Shareholders' Equity		12,685,378	12,467,005	1,715,517

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30, 2023 RMB (Unaudited)	2024 RMB (Unaudited)	2024 US$ (Unaudited)
Revenues:				
Revenues from others				
One-time commissions		570,092	**313,149**	**43,091**
Recurring service fees		369,063	**306,634**	**42,194**
Performance-based income		7,758	**10,043**	**1,382**
Other service fees		136,980	**84,910**	**11,684**
Total revenues from others		1,083,893	**714,736**	**98,351**
Revenues from funds Gopher manages				
One-time commissions		11,878	**10,956**	**1,508**
Recurring service fees		554,505	**516,894**	**71,127**
Performance-based income		103,960	**32,257**	**4,439**
Total revenues from funds Gopher manages		670,343	**560,107**	**77,074**
Total revenues	2(e), 10	1,754,236	**1,274,843**	**175,425**
Less: VAT related surcharges and other taxes		(9,006)	**(9,454)**	**(1,301)**
Net revenues		1,745,230	**1,265,389**	**174,124**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(329,039)	**(275,800)**	**(37,951)**
Other compensations		(426,169)	**(409,995)**	**(56,417)**
Total compensation and benefits		(755,208)	**(685,795)**	**(94,368)**
Selling expenses		(208,672)	**(124,222)**	**(17,094)**
General and administrative expenses		(109,683)	**(151,018)**	**(20,781)**
Reversal of credit losses	2(g)	5,478	**428**	**59**
Other operating expenses, net		(67,875)	**(63,153)**	**(8,690)**
Government subsidies		19,032	**13,872**	**1,909**
Total operating cost and expenses		(1,116,928)	**(1,009,888)**	**(138,965)**
Income from operations		628,302	**255,501**	**35,159**

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

		Six Months Ended June 30,		
	Notes	2023	2024	2024
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income:				
Interest income		74,072	**88,772**	**12,215**
Investment (loss) income		(17,559)	**15,585**	**2,145**
Other income		25,379	**1,107**	**152**
Reversal of settlement expense		–	**11,476**	**1,579**
Total other income		81,892	**116,940**	**16,091**
Income before taxes and income from equity in affiliates		710,194	**372,441**	**51,250**
Income tax expense	11	(159,793)	**(82,943)**	**(11,413)**
Income (loss) from equity in affiliates		5,230	**(53,942)**	**(7,423)**
Net income		555,631	**235,556**	**32,414**
Less: net (loss) income attributable to non-controlling interests		(4,007)	**4,278**	**589**
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		559,638	**231,278**	**31,825**
Net income per share[1]:	3			
Basic		1.61	**0.66**	**0.09**
Diluted		1.61	**0.66**	**0.09**
Weighted average number of shares used in computation:				
Basic		347,340,180	**350,183,620**	**350,183,620**
Diluted		347,494,780	**350,816,527**	**350,816,527**

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(Amount in Thousands)

	Note	Six Months Ended June 30,		
		2023	2024	2024
		RMB	**RMB**	**US$**
		(Unaudited)	**(Unaudited)**	**(Unaudited)**
Net income		555,631	**235,556**	**32,414**
Other comprehensive income, net of tax				
Foreign currency translation adjustments	2(f)	123,918	**82,683**	**11,378**
Total other comprehensive income, net of tax		123,918	**82,683**	**11,378**
Comprehensive income		679,549	**318,239**	**43,792**
Less: comprehensive (loss) income				
attributable to non-controlling interests		(4,189)	**3,018**	**415**
Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		683,738	**315,221**	**43,377**

The accompanying note is an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares[3] Shares[2]	RMB[1]	Additional Paid-in Capital RMB	Retained Earnings RMB	Accumulated Other Comprehensive (Loss) Income RMB	Total Noah Holdings Limited Shareholders' Equity RMB	Non-controlling Interests RMB	Total Shareholders' Equity RMB
Balance at January 1, 2023								
(Audited)	313,019,320	105	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475
Net income	–	–	–	559,638	–	559,638	(4,007)	555,631
Dividend recognized as distribution (Note 20)	–	–	–	(177,502)	–	(177,502)	–	(177,502)
Share-based compensation	–	–	(9,244)	–	–	(9,244)	–	(9,244)
Ordinary shares issued for settlement, net (Note 15)	2,650,380	1	(1)	–	–	–	–	–
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	19,860	–	–	–	–	–	–	–
Other comprehensive income (loss) – foreign currency translation adjustments	–	–	–	–	124,100	124,100	(182)	123,918
Non-controlling interest capital injection	–	–	–	–	–	–	21,215	21,215
Distributions to non-controlling interests	–	–	(1,964)	–	–	(1,964)	(5,399)	(7,363)
Impact of acquisition (Note 2(b))	–	–	–	–	–	–	68,018	68,018
Divestment of non-controlling interests	–	–	(852)	–	–	(852)	(4,643)	(5,495)
Balance at June 30, 2023								
(Unaudited)	315,689,560	106	3,791,122	5,987,090	121,554	9,899,872	169,781	10,069,653

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares[3] Shares[2]	RMB[1]	Additional Paid-in Capital RMB	Retained Earnings RMB	Accumulated Other Comprehensive (Loss) Income RMB	Total Noah Holdings Limited Shareholders' Equity RMB	Non-controlling Interests RMB	Total Shareholders' Equity RMB
Balance at January 1, 2024 (Audited)	**326,307,330**	**110**	**3,798,662**	**6,436,946**	**74,616**	**10,310,334**	**117,229**	**10,427,563**
Net income	–	–	–	231,278	–	231,278	4,278	235,556
Dividend recognized as distribution (Note 20)	–	–	–	(1,018,000)	–	(1,018,000)	–	(1,018,000)
Share-based compensation	–	–	58,479	–	–	58,479	–	58,479
Ordinary shares issued for settlement, net (Note 15)	358,978	–	6,885	–	–	6,885	–	6,885
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	2,364,110	1	(5,939)	–	–	(5,938)	–	(5,938)
Other comprehensive income (loss) – foreign currency translation adjustments	–	–	–	–	83,943	83,943	(1,260)	82,683
Distributions to non-controlling interests	–	–	88	–	–	88	(5,130)	(5,042)
Divestment of non-controlling interests	–	–	–	–	–	–	(51,835)	(51,835)
Balance at June 30, 2024 (Unaudited)	**329,030,418**	**111**	**3,858,175**	**5,650,224**	**158,559**	**9,667,069**	**63,282**	**9,730,351**

Notes:

1. The amount less than RMB1 is rounded to zero.

2. As of June 30, 2024, 1,656,335 ordinary shares were issued in relation to the future share awards for employees (Note 14) and settlement (Note 15). These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.

3. Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effected on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2023	**2024**	**2024**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from operating activities:			
Net income	555,631	**235,556**	**32,414**
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from disposal of property and equipment	21,719	**4,741**	**652**
Depreciation expense	78,056	**81,638**	**11,234**
Non-cash lease expenses	31,571	**32,609**	**4,487**
Share-based compensation expenses	(9,244)	**58,479**	**8,047**
Reversal of settlement expense	–	**(11,476)**	**(1,579)**
Foreign exchange gain	(20,574)	**(3,899)**	**(537)**
Loss from equity in affiliates, net of dividends	20,921	**80,285**	**11,048**
Income from acquisition	(10,834)	**–**	**–**
Reversal of credit losses	(5,478)	**(428)**	**(59)**
Loss from disposal of long-term investments	13,343	**–**	**–**
Fair value losses of the consolidated funds	8,541	**–**	**–**
Fair value (gains) loss of equity investments measured at fair value	(229)	**1,048**	**144**
Changes in operating assets and liabilities:			
Accounts receivable	(14,465)	**75,021**	**10,323**
Amounts due from related parties	33,173	**(87,916)**	**(12,098)**
Other current assets	(32,866)	**(20,082)**	**(2,763)**
Other non-current assets	(15,371)	**6,482**	**892**
Accrued payroll and welfare expenses	(106,971)	**(217,553)**	**(29,936)**
Income tax payable	14,845	**(13,376)**	**(1,841)**
Deferred revenues	3,473	**1,033**	**142**
Other current liabilities	87,606	**(230,917)**	**(31,774)**
Other non-current liabilities	(5,265)	**(2,680)**	**(369)**
Lease assets and liabilities	(36,382)	**(31,713)**	**(4,364)**
Trading debt securities	129,181	**(103,299)**	**(14,214)**
Deferred tax assets and liabilities	(18,770)	**14,297**	**1,967**
Net cash provided by (used in) operating activities	721,611	**(132,150)**	**(18,184)**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2023	**2024**	**2024**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from investing activities:			
Purchases of property and equipment	(103,559)	**(34,667)**	**(4,770)**
Proceeds from redemption of held-to-maturity investments and term deposits	–	**131,717**	**18,125**
Purchase of held-to-maturity investments and term deposits	(349,279)	**(861,420)**	**(118,535)**
Purchases of short-term equity securities	(16)	**(90,010)**	**(12,386)**
Proceeds from short-term equity securities	80	**172**	**24**
Proceeds from sale of other long-term investments	3,064	**11,433**	**1,573**
Purchase of investments held by consolidated funds	(30,579)	**–**	**–**
Proceeds from investments held by consolidated fund	13,008	**81,955**	**11,277**
Loans to related parties	(20,519)	**(7,079)**	**(974)**
Principal collection of loans to related parties	6,252	**43,950**	**6,048**
Loans disbursement to third parties	(8,123)	**–**	**–**
Principal collection of loans originated to third parties	144,393	**100,017**	**13,763**
Increase in investments in affiliates	(502)	**(150)**	**(21)**
Capital return from investments in affiliates	40,141	**16,803**	**2,312**
Acquisition, net of cash acquired (Note 2(b))	(46,607)	**–**	**–**
Net cash used in investing activities	(352,246)	**(607,279)**	**(83,564)**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	Six Months Ended June 30,		
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:			
Contribution from non-controlling interests	21,215	–	–
Divestment of non-controlling interests	(5,495)	(51,835)	(7,133)
Payments for purchase of properties after three months	(5,738)	–	–
Distributions to non-controlling interests	(7,363)	(5,042)	(694)
Net cash provided by (used in) financing activities	2,619	(56,877)	(7,827)
Effect of exchange rate changes	84,588	59,267	8,155
Net increases (decreases) in cash, cash equivalents and restricted cash	456,572	(737,040)	(101,420)
Cash, cash equivalents and restricted cash – beginning of the period	4,434,617	5,354,060	736,743
Cash, cash equivalents and restricted cash – end of the period	4,891,189	4,617,020	635,323
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	167,820	82,552	11,360
Supplemental disclosure of non-cash investing and financing activities:			
Payables related to purchase of property and equipment	36,357	37,848	5,208
Dividends declared but not yet paid	177,502	1,018,000	140,081
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	44,027	23,723	3,264
Reconciliation to amounts on condensed consolidated balance sheets:			
Cash and cash equivalents – end of the period	4,740,434	4,604,946	633,662
Restricted cash	143,255	4,574	629
Restricted cash – non-current included in other non-current assets	7,500	7,500	1,032
Total cash, cash equivalents and restricted cash – end of the period	4,891,189	4,617,020	635,323

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("**HNW**") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

As of June 30, 2024, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Upright Fund Distribution Co., Ltd.	Wealth management in the PRC	November 18, 2003, PRC	RMB150 million	Limited liability company	100%
Shanghai Noah Investment (Group) Co., Ltd.	Wealth management in the PRC	August 24, 2007, PRC	US$213.3 million	Limited liability company	100%
Noah Insurance (Hong Kong) Limited	Wealth management in Hong Kong	January 3, 2011, Hong Kong	HK$1 million	Limited liability company	100%
Noah Holdings (Hong Kong) Limited	Wealth and asset management in Hong Kong	September 1, 2011, Hong Kong	HK$80 million	Limited liability company	100%
Gopher Capital GP Limited	Asset management in the Cayman Islands	May 11, 2012, Cayman Islands	US$100	Limited liability company	100%
Zigong Noah Financial Service Co., Ltd.	Wealth management in the PRC	October 22, 2012, PRC	RMB660 million	Limited liability company	100%
Wuhu Fangtiao Technology Co., Ltd.	Internal administration in the PRC	November 28, 2019, PRC	RMB1 million	Limited liability company	100%
Shanghai Nuohong Real Estate Co., Ltd.	Holding company of Noah Wealth Center in the PRC	May 30, 2013, PRC	RMB100 million	Limited liability company	100%
Noah International (Hong Kong) Limited	Wealth and asset management in Hong Kong	January 7, 2015, Hong Kong	HK$274.9 million and US$18.9 million	Limited liability company	100%

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1.   Organization and Principal Activities (Continued)

As of June 30, 2024, the Company's principal consolidated VIEs are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Investment	Asset management in the PRC	August 26, 2005, PRC	RMB30 million	Limited liability company	Controlled under the contractual arrangements
Gopher Asset Management Co., Ltd.	Asset management in the PRC	February 9, 2012, PRC	RMB100 million	Limited liability company	Controlled under the contractual arrangements
Wuhu Gopher Asset Management Co., Ltd.	Asset management in the PRC	October 10, 2012, PRC	RMB20 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Asset Management Co., Ltd.	Asset management in the PRC	December 14, 2012, PRC	RMB12.5 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Massa Asset Management Co., Ltd.	Asset management in the PRC	June 29, 2015, PRC	RMB10 million	Limited liability company	Controlled under the contractual arrangements

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies

(a)   Basis of Presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U. S. GAAP**"). In addition, these condensed consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

Certain information and note disclosures normally included in the Group's annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. There have been no significant changes to the significant accounting policies disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2023. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

The resolution of Share Subdivision (as defined below) was duly passed by the Company's shareholders as ordinary resolution by way of poll at the Extraordinary General Meeting held on October 26, 2023. Upon the effectiveness of the resolution, each of the issued and unissued ordinary shares of par value of US$0.0005 each was hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each ("**Subdivided Shares**"), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Company's memorandum and articles of association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the Share Subdivision. ("**Share Subdivision**")

As a result of the Share Subdivision, all share amounts and per share amounts disclosed in this Interim Report have been adjusted to reflect the Share Subdivision on a retroactive basis in all periods presented.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**"). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group's asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders' equity interests in it.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/ or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

   (b)   Principles of Consolidation (Continued)

   Consolidation of investment funds (Continued)

   The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's condensed consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Current assets	2,124,077	2,233,302	307,312
Non-current assets	1,453,466	1,374,389	189,122
Total assets	3,577,543	3,607,691	496,434
Current liabilities	329,538	334,089	45,972
Non-current liabilities	53,678	77,918	10,722
Total liabilities	383,216	412,007	56,694

	Six Months Ended June 30,		
	2023 RMB (Unaudited)	2024 RMB (Unaudited)	2024 US$ (Unaudited)
Net revenues	553,917	343,504	47,268
Net income	223,608	2,747	378
Cash flows used in operating activities	(393,147)	(492,630)	(67,788)
Cash flows used in investing activities	(53,043)	(445,320)	(61,278)
Cash flows provided by financing activities	–	–	–

   The VIEs contributed an aggregate of 31.7% and 27.0% of the consolidated net revenues for the six months ended June 30, 2023 and 2024, respectively and an aggregate of 40.2% and 1.2% of the consolidated net income for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, the VIEs accounted for an aggregate of 28.2% and 28.9%, respectively, of the consolidated total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

As of December 31, 2023 and June 30, 2024, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2023 and June 30, 2024, respectively.

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Amounts due from related parties	23,307	**29,345**	**4,038**
Investments	562,426	**518,039**	**71,285**
Maximum exposure to loss in non-consolidated VIEs	585,733	**547,384**	**75,323**

The Group has not provided other form of financial support to these non-consolidated VIEs during the six months ended June 30, 2023 and 2024, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2023 and June 30, 2024.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable and investments. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2023 and June 30, 2024. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There was an investment product provider which accounted for 11.5% for the six months ended June 30, 2023, other than which, no investment product providers accounted for 10% or more of total revenues. There was no investment product provider which accounted for more than 10% or more of total revenues for the six months ended June 30, 2024.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of VAT related taxes and surcharges.

The following table summarizes the Group's main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Consideration
One-time commissions – Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions – Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and Variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the "establishment of an investment product" for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products' life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.　Summary of Principal Accounting Policies (Continued)

(e)　Revenue Recognition (Continued)

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

Performance-based income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund's investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Other service fees

The Group mainly derived other service fees from lending services and other comprehensive services.

Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price ("**SSP**"). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of June 30, 2024 were substantially within one year.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(e) Revenue Recognition (Continued)

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized for the six months ended June 30, 2023 and 2024 that was included in deferred revenue balance at the beginning of the year was RMB27.6 million and RMB31.1 million, respectively.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within "Relationship manager compensation" in the condensed consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(f)   Foreign Currency Translation

The Company's reporting currency is Renminbi ("**RMB**"). The Company's functional currency is the United States dollar ("**U.S. dollar or US$**"). The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2672 on June 30, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)   Allowance for credit losses

The Group utilizes a current expected credit losses ("**CECL**") model for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments. CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group's condensed consolidated statements of operations. The Group continues to monitor the financial implications of the regulatory change of certain industries on expected credit losses.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(g) Allowance for credit losses (Continued)

Allowance for Loan Losses

The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 12.

Allowance for Accounts Receivable and Other Financial Assets

The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group's specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur. The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(g) Allowance for credit losses (Continued)

Allowance for Accounts Receivable and Other Financial Assets (Continued)

The following table summarizes the changes of allowances for each category of affected assets:

	Six Months Ended June 30,	
	2023	**2024**
	RMB	**RMB**
	(Unaudited)	**(Unaudited)**
Amounts due from related parties:		
Balance as of the beginning of the period	25,666	**23,394**
Provisions	356	**–**
Reversal	(4,713)	**(1,710)**
Write off	28	**–**
Foreign currency adjustments	707	**335**
Balance as of the end of the period	22,044	**22,019**
Accounts receivable:		
Balance as of the beginning of the period	3,647	**6,862**
Provisions	1,040	**6,765**
Reversal	(472)	**(1,615)**
Foreign currency adjustments	–	**981**
Balance as of the end of the period	4,215	**12,993**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

3.   Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

| | Six Months Ended June 30, | |
| | 2023 | 2024 |
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders— basic and diluted	559,638	**231,278**
Weighted average number of ordinary shares outstanding – basic	347,340,180	**350,183,620**
Plus: effect of dilutive non-vested restricted share awards	154,600	**632,907**
Weighted average number of ordinary shares outstanding – diluted	347,494,780	**350,816,527**
Basic net income per share	1.61	**0.66**
Diluted net income per share	1.61	**0.66**

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

| | Six Months Ended June 30, | |
| | 2023 | 2024 |
	(Unaudited)	(Unaudited)
Share options	5,858,060	**168,577**
Non-vested restricted shares awards under share incentive plan	396,120	**3,622,474**
Total	6,254,180	**3,791,051**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

4. Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Accounts receivable, gross	510,840	442,410	60,878
Allowance for credit losses	(6,862)	(12,993)	(1,788)
Accounts receivable, net	503,978	429,417	59,090

An aging analysis of accounts receivable, based on invoice date, is as follows:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Within 1 year	479,216	400,933	55,170
1-2 years	6,657	16,467	2,266
2-3 years	7,102	9,211	1,267
3-4 years	8,618	3,415	470
Over 4 years	9,247	12,384	1,705
Accounts receivable, gross	510,840	442,410	60,878

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

5.   Investments

The following table summarizes the Group's investment balances:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Short-term investments			
Held-to-maturity investments and term deposits	158,728	952,194	131,026
Trading debt securities	84,537	188,156	25,891
Equity securities measured at fair value	3,630	93,687	12,892
Investments held by consolidated investment funds measured at fair value	132,561	53,363	7,343
Total short-term investments	379,456	1,287,400	177,152
Long-term investments			
Term deposits	100,000	40,000	5,504
Investments held by consolidated investment funds measured at fair value	71,013	71,013	9,772
Other long-term investments			
– Investments measured at fair value	595,854	590,040	81,192
– Investments measured at cost less impairment			
– Private equity funds products	20,367	17,601	2,422
– Other investments measured at cost less impairment	23,250	23,668	3,257
Total other long-term investments	639,471	631,309	86,871
Total long-term investments	810,484	742,322	102,147
Total investments	1,189,940	2,029,722	279,299

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

5.   Investments (Continued)

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, and are carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The held-to-maturity debt investments are U.S. treasury bills and notes. The Group recorded investment income on these products of RMB2,651 and RMB13,926 for the six months ended June 30, 2023 and 2024, respectively. The gross unrecognized holding gain was RMB6,239 and RMB3,844 as of December 31, 2023 and June 30, 2024, respectively. No credit loss related to held-to-maturity investments was recognized for the six months ended June 30, 2023 and 2024, respectively.

The consolidated investment funds are, for U.S. GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the condensed consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment depending on whether the investments have readily determinable fair value. No impairment loss related to this type of investments measured at cost, less impairment was recognized for the six months ended June 30, 2023 and 2024, respectively. The Group recorded investment loss on the disposal of long-term investment of RMB13,343 and nil for the six months ended June 30, 2023 and 2024, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6.　Fair Value Measurement

As of December 31, 2023 and June 30, 2024, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
Description	As of December 31, 2023	(Level 1)	(Level 2)	(Level 3)	NAV
	RMB (Audited)	RMB	RMB	RMB	RMB
Short-term investments					
Trading debt securities	84,537	84,537	–	–	–
Equity securities measured at fair value	3,630	3,630	–	–	–
Investments held by consolidated investment fund	132,561	132,561	–	–	–
Long-term investments					
Investments held by consolidated investment fund	71,013	–	15,777	–	55,236
Other long-term investments measured at fair value	595,854	–	22,081	546,543	27,230

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

Description	As of June 30, 2024 RMB (Unaudited)	Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Trading debt security	188,156	188,156	–	–	–
Equity securities measured at fair value	93,687	93,687	–	–	–
Investments held by consolidated investment fund	53,363	53,363	–	–	–
Long-term investments					
Investments held by consolidated investment fund	71,013	–	–	15,777	55,236
Other long-term investments measured at fair value	590,040	–	22,081	541,297	26,662

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2023 and June 30, 2024, the Group had several consolidated investment funds whose underlying investments included stocks and bonds publicly traded in the active market, asset management plans and certain bonds not traded in the active market. Publicly traded stocks and bonds are classified within Level 1 measurement. Those bonds which are not traded in the active market, have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, they are classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

Other long-term investments measured at fair value are (i) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (ii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2024 and 2023, presented as follows:

	RMB
Level 3 investments as of December 31, 2022 (Audited)	358,351
Transfer of investments in fair value hierarchy from Level 2 to Level 3	145,284
Changes in fair value included in investment income	893
Settlements	(1,072)
Foreign currency translation adjustments	1,793
Level 3 investments as of June 30, 2023 (Unaudited)	505,249
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of June 30, 2023 (Unaudited)	893

	RMB
Level 3 investments as of December 31, 2023 (Audited)	546,543
Transfer of investments in fair value hierarchy from Level 2 to Level 3	15,777
Changes in fair value included in investment income	(1,210)
Settlements	(10,682)
Foreign currency translation adjustments	6,646
Level 3 investments as of June 30, 2024 (Unaudited)	557,074
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of June 30, 2024 (Unaudited)	(1,210)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the condensed consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

The equity investment in a non-public company was previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, there has been no observable transactions in the investment for more than one year, the Group's valuation methodology in 2023 for the investment involved significant unobservable inputs that required significant judgment or estimation. Hence such investment was classified within Level 3 measurement during the period.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of short-term financial instruments approximates their fair value due to the short-term nature. The carrying amount of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Kunshan Jingzhao	8,690	8,370	1,152
Wanjia Win-Win	89,249	88,014	12,111
Others	15,839	11,668	1,605
Funds that the Group serves as general partner	1,412,766	1,337,304	184,020
– Gopher Transform Private Fund	102,100	102,100	14,049
– Real estate funds and real estate funds of funds	105,531	95,140	13,092
– Private equity funds of funds	1,201,703	1,134,276	156,082
– Others	3,432	5,788	797
Total investments in affiliates	1,526,544	1,445,356	198,888

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

7.   Investments in Affiliates (Continued)

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd ("**Kunshan Jingzhao**"), a joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd ("**Wanjia Win-Win**"), for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

No impairment losses were recognized related to investments in affiliates for the six months ended June 30, 2023 and 2024.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

8.   Property and Equipment, Net

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Buildings	2,478,634	2,478,741	341,086
Leasehold improvements	175,164	168,654	23,208
Furniture, fixtures and equipment	153,019	152,477	20,982
Motor vehicles	23,855	10,961	1,508
Software	209,808	211,982	29,170
	3,040,480	3,022,815	415,954
Accumulated depreciation	(581,306)	(628,329)	(86,461)
	2,459,174	2,394,486	329,493
Construction in progress	23,025	21,586	2,969
Property and equipment, net	2,482,199	2,416,072	332,462

Depreciation expense was RMB78,056, RMB81,638 for the six months ended June 30, 2023 and 2024, respectively. The Group recorded loss on the disposal of property and equipment of RMB21,719 and RMB4,741 for the six months ended June 30, 2023 and 2024, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

9. Other Current Liabilities

Components of other current liabilities are as follows:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Accrued expenses	94,044	46,160	6,352
Advance from customers	30,172	32,753	4,507
Deposits from lending and other business	11,339	11,039	1,519
Payable to individual investors of other business	188,697	15,877	2,185
Payable for purchases of property and equipment	37,018	37,848	5,208
Other tax payable	38,203	29,042	3,996
Operating lease liability – current	61,826	47,495	6,536
Payables to suppliers	104,484	127,450	17,538
Payable for litigation	99,000	60,319	8,300
Other payables	17,019	12,544	1,725
Total	681,802	420,527	57,866

Payables to individual investors consist of payables in relation to other service to the clients.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

10. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the six months ended June 30, 2023 and 2024:

	Six Months Ended June 30, 2023			
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
One-time commissions	579,474	2,496	–	581,970
Recurring service fees	570,522	353,046	–	923,568
Performance-based income	77,330	34,388	–	111,718
Other service fees	109,358	–	27,622	136,980
Lending services	3,624	–	7,668	11,292
Other services	105,734	–	19,954	125,688
Total revenues	1,336,684	389,930	27,622	1,754,236

	Six Months Ended June 30, 2024			
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
One-time commissions	324,061	44	–	324,105
Recurring service fees	481,518	342,010	–	823,528
Performance-based income	11,082	31,218	–	42,300
Other service fees	65,093	–	19,817	84,910
Lending services	772	–	1,884	2,656
Other services[1]	64,321	–	17,933	82,254
Total revenues	881,754	373,272	19,817	1,274,843

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

10. Revenues (Continued)

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30,		
	2023 RMB (Unaudited)	**2024 RMB (Unaudited)**	**2024 US$ (Unaudited)**
Revenue recognized at a point in time	801,798	**435,683**	**59,953**
Revenue recognized over time	952,438	**839,160**	**115,472**
Total revenues	1,754,236	**1,274,843**	**175,425**

Revenues by product types is analyzed as follows:

	Six Months Ended June 30,		
	2023 RMB (Unaudited)	**2024 RMB (Unaudited)**	**2024 US$ (Unaudited)**
Mainland China:			
Public securities products[1]	309,004	**237,891**	**32,735**
Private equity products	451,208	**393,596**	**54,161**
Insurance products	236,745	**30,616**	**4,213**
Others	42,380	**27,351**	**3,763**
Subtotal	1,039,337	**689,454**	**94,872**
Overseas:			
Investment products[2]	323,913	**266,757**	**36,707**
Insurance products	292,623	**250,799**	**34,511**
Online business[3]	3,271	**12,385**	**1,704**
Others	95,092	**55,448**	**7,631**
Subtotal	714,899	**585,389**	**80,553**
Total revenues	1,754,236	**1,274,843**	**175,425**

Note 1: Includes mutual funds and private secondary products.

Note 2: Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

Note 3: Includes money market mutual fund products, securities brokerage business.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

11. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

The tax expense comprises:

	Six Months Ended June 30,		
	2023 RMB (Unaudited)	**2024 RMB (Unaudited)**	**2024 US$ (Unaudited)**
Current Tax	182,665	**69,177**	**9,519**
Deferred Tax	(22,872)	**13,766**	**1,894**
Total	159,793	**82,943**	**11,413**
Effective income tax rate	22.50%	**22.27%**	**22.27%**

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

12. Loans Receivable, Net

Loans receivable as of December 31, 2023 and June 30, 2024 consist of the following:

	December 31, 2023 RMB (Unaudited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Loans receivable:			
– Within credit term	98,925	36,092	4,966
– Past due	267,506	244,519	33,647
Total loans receivable	366,431	280,611	38,613
Allowance for credit losses	(79,510)	(73,489)	(10,112)
Loans receivable, net	286,921	207,122	28,501

The loan interest rates range between 3.9% and 15% for the six months ended June 30, 2023 and 2024. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB48.7 million and RMB34.1 million were recorded in other non-current assets as of December 31, 2023 and June 30, 2024. No long-term loan is past due and no allowance is provided for long-term loans as of December 31, 2023 and June 30, 2024. RMB379.3 million and RMB279.6 million of the balance is secured by collateral as of December 31, 2023 and June 30, 2024, respectively. The Group also purchased past due loans from third parties with the amount of RMB8.1 million and nil for the six months ended June 30, 2023 and 2024, respectively. The purchased past due loans of RMB24.1 million and RMB14.9 million were collected or transferred to other investors, for the six months ended June 30, 2023 and 2024, respectively.

The following table presents the activity in the allowance for loan losses as of and for the six months ended June 30, 2023 and 2024:

	Six Months Ended June 30,	
	2023 RMB (Unaudited)	2024 RMB (Unaudited)
Allowance for loan losses as of the beginning of the period	93,859	79,510
Provison	–	58
Reversal of allowance provided	(1,689)	(3,926)
Write off	(3,931)	(2,153)
Allowance for loan losses as of the end of the period	88,239	73,489

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

13. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to five years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB35,709 and RMB35,268 for the six months ended June 30, 2023 and 2024, respectively. Cash payments against operating lease liabilities were RMB35,208 and RMB35,045 for the six months ended June 30, 2023 and 2024, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Operating leases:			
Operating leases right-of-use assets	139,019	102,301	14,077
Current portion of lease liabilities	61,826	47,495	6,536
Non-current portion of lease liabilities	76,533	55,043	7,574
Total operating lease liabilities	138,359	102,538	14,110
Weighted average remaining lease term (years)	2.70	2.87	
Weighted average discount rate	4.73%	4.71%	

The maturities of operating lease liabilities for the next five years and thereafter as of June 30, 2024, are as follows:

	As of June 30, 2024 RMB (Unaudited)
Within 1 year	50,354
Between 1 and 2 years	35,458
Between 2 and 3 years	20,179
Between 3 and 4 years	10,588
Between 4 and 5 years	3,688
Total lease payment	120,267
Less imputed interest	(17,729)
Total	102,538

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

14. Share-Based Compensation

The following table presents the Company's share-based compensation expense by type of award:

	Six Months Ended June 30,		
	2023	2024	2024
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Share options	(3,318)	**9**	**1**
Non-vested restricted share awards	(5,926)	**58,470**	**8,046**
Total share-based compensation	(9,244)	**58,479**	**8,047**

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units ("**RSUs**") may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

929,241 RSUs under the 2022 Share Incentive Plan were granted to employees for the six months ended June 30, 2024, among which 100,000 RSUs were granted to the Directors of the Company and such grant had been approved by the Company's shareholders at the annual general meeting held on June 12, 2024. The weighted average grant date fair value of RSUs granted during the period ended June 30, 2024 was RMB163.75 per RSU. The RSUs granted shall vest in four installments, where (i) 25% of the RSUs shall vest on the grant date, and (ii) 75% of the RSUs shall vest in three equal installments on the first, second and third anniversary of the grant date, respectively. The fair value of RSUs is computed based on the fair value of the Group's ordinary shares on the grant date.

The total fair value of non-vested restricted share awards vested during the six months ended June 30, 2023 and 2024 was RMB520 and RMB40,054, respectively. As of June 30, 2024, there was RMB121,207 in total unrecognized compensation expense related to such non-vested restricted share awards, which is expected to be recognized over a weighted-average period of 2.65 years.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

15.   Settlement for Camsing Incident

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the "**Settlement Plan**") to affected investors. An affected investor accepting the offer shall receive RSU, which upon vesting will become Class A ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of Class A ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor's outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

Since the Settlement Plan was offered, the Group has estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability which has been discussed in Note 19. For the six months ended June 30, 2024, additional 6 investors accepted the Settlement Plan, resulting in the reversal of settlement expense in the amount of RMB11.5 million (US$1.6 million) as a result of the difference between the fair value of the RSUs to be issued at each settlement acceptance date and the corresponding contingent liability accrued for these investors.

As of June 30, 2024, 601 out of the total 818 investors (approximately 73.5%) had accepted settlements under the plan, representing RMB2.6 billion out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

16.   Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB132,397 and RMB131,225 for the six months ended June 30, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17.   Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance. The Group's CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group's CODM does not review balance sheet information of the segments.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17.　Segment Information (Continued)

Segment information of the Group's business is as follow:

| | Six Months Ended June 30, 2023 | | | |
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Revenues:				
Revenues from others				
One-time commissions	570,092	–	–	570,092
Recurring service fees	369,063	–	–	369,063
Performance-based income	7,758	–	–	7,758
Other service fees	109,358	–	27,622	136,980
Total revenues from others	1,056,271	–	27,622	1,083,893
Revenues from funds Gopher manages				
One-time commissions	9,382	2,496	–	11,878
Recurring service fees	201,459	353,046	–	554,505
Performance-based income	69,572	34,388	–	103,960
Total revenues from funds Gopher manages	280,413	389,930	–	670,343
Total revenues	1,336,684	389,930	27,622	1,754,236
Less: VAT related surcharges and other taxes	(4,513)	(1,335)	(3,158)	(9,006)
Net revenues	1,332,171	388,595	24,464	1,745,230
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(318,562)	(10,477)	–	(329,039)
Other compensations	(273,312)	(135,484)	(17,373)	(426,169)
Total compensation and benefits	(591,874)	(145,961)	(17,373)	(755,208)
Selling expenses	(156,882)	(42,130)	(9,660)	(208,672)
General and administrative expenses	(76,220)	(23,092)	(10,371)	(109,683)
Reversal of credit losses	2,881	908	1,689	5,478
Other operating expenses, net	(16,575)	(1,488)	(49,812)	(67,875)
Government subsidies	11,170	7,858	4	19,032
Total operating cost and expenses	(827,500)	(203,905)	(85,523)	(1,116,928)
Income (loss) from operations	504,671	184,690	(61,059)	628,302

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17.   Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

	Six Months Ended June 30, 2024			
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Revenues:				
Revenues from others				
One-time commissions	313,149	–	–	313,149
Recurring service fees	306,634	–	–	306,634
Performance-based income	10,043	–	–	10,043
Other service fees	65,093	–	19,817	84,910
Total revenues from others	694,919	–	19,817	714,736
Revenues from funds Gopher manages				
One-time commissions	10,912	44	–	10,956
Recurring service fees	174,884	342,010	–	516,894
Performance-based income	1,039	31,218	–	32,257
Total revenues from funds Gopher manages	186,835	373,272	–	560,107
Total revenues	881,754	373,272	19,817	1,274,843
Less: VAT related surcharges and other taxes	(3,448)	(602)	(5,404)	(9,454)
Net revenues	878,306	372,670	14,413	1,265,389
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(261,501)	(14,299)	–	(275,800)
Other compensations	(278,814)	(109,833)	(21,348)	(409,995)
Total compensation and benefits	(540,315)	(124,132)	(21,348)	(685,795)
Selling expenses	(90,850)	(24,236)	(9,136)	(124,222)
General and administrative expenses	(97,216)	(32,961)	(20,841)	(151,018)
(Provision for) reversal of credit losses	(4,675)	(918)	6,021	428
Other operating expenses, net	(23,823)	(23,461)	(15,869)	(63,153)
Government subsidies	9,329	4,436	107	13,872
Total operating cost and expenses	(747,550)	(201,272)	(61,066)	(1,009,888)
Income (loss) from operations	130,756	171,398	(46,653)	255,501

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic location.

| | Six Months Ended June 30, 2023 | | | |
	Wealth Management Business RMB (Unaudited)	Assets Management Business RMB (Unaudited)	Other Businesses RMB (Unaudited)	Total RMB (Unaudited)
Mainland China	769,852	241,863	27,622	1,039,337
Overseas	566,832	148,067	–	714,899
Total revenues	1,336,684	389,930	27,622	1,754,236

| | Six Months Ended June 30, 2024 | | | |
	Wealth Management Business RMB (Unaudited)	**Assets Management Business RMB (Unaudited)**	**Other Businesses RMB (Unaudited)**	**Total RMB (Unaudited)**
Mainland China	**454,207**	**215,430**	**19,817**	**689,454**
Overseas	**427,547**	**157,842**	**–**	**585,389**
Total revenues	**881,754**	**373,272**	**19,817**	**1,274,843**

Substantially all of the Group's revenues are derived from, and its assets are located in the Mainland China and Hong Kong.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. **Related Party Transactions**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. ("**Gopher Assets**", a consolidated VIE of the Group)
Zhejiang Vanke-Noah Asset Management Co., Ltd. ("**Zhejiang Vanke**")	Investee of Gopher Assets
Investee funds of Gopher Assets	Investees of Gopher Assets
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

During the six months ended June 30, 2023 and 2024, related party transactions were as follows:

	Six Months Ended June 30,		
	2023	**2024**	**2024**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
One-time commissions			
Investee funds of Gopher Assets	11,878	**10,956**	**1,508**
Recurring service fees			
Investee funds of Gopher Assets	366,488	**320,261**	**44,069**
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	8,396	**5,088**	**700**
Investee funds of Gopher Capital GP Ltd.	188,017	**196,633**	**27,058**
Total recurring services fee	562,901	**521,982**	**71,827**
Performance-based income			
Investee funds of Gopher Assets	5,077	**15,023**	**2,067**
Investee funds of Gopher Capital GP Ltd.	98,883	**17,234**	**2,372**
Total performance-based income	103,960	**32,257**	**4,439**
Total	678,739	**565,195**	**77,774**

As of December 31, 2023 and June 30, 2024, amounts due from related parties associated with the above transactions were comprised of the following:

		As of	
	December 31, 2023	**June 30, 2024**	**June 30, 2024**
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Investee funds of Gopher Assets	238,033	**271,712**	**37,389**
Investee funds of Gopher Capital GP Ltd.	93,498	**146,362**	**20,140**
Amounts due from related parties (trade), gross	331,531	**418,074**	**57,529**
Less: Allowance for credit losses	(9,194)	**(7,485)**	**(1,031)**
Total	322,337	**410,589**	**56,498**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18.   Related Party Transactions (Continued)

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Within 1 year	276,033	345,590	47,556
1-2 years	32,414	48,719	6,704
2-3 years	12,041	12,067	1,660
3-4 years	5,309	7,538	1,037
Over 4 years	5,734	4,160	572
Total	331,531	418,074	57,529

As of December 31, 2023 and June 30, 2024, amounts due from related parties associated with loan distributed were comprised of the following:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Investee funds of Gopher Assets	11,075	11,872	1,634
Investee funds of Gopher Capital GP Ltd.	74,679	37,010	5,093
Amounts due from related parties (non-trade), gross	85,754	48,882	6,727
Less: Allowance for credit losses	(14,200)	(14,534)	(2,000)
Total	71,554	34,348	4,727

The terms of the loans are due on demand and most of the loans are interest free.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

As of December 31, 2023 and June 30, 2024, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	December 31, 2023 RMB (Audited)	As of June 30, 2024 RMB (Unaudited)	June 30, 2024 US$ (Unaudited)
Investee funds of Gopher Assets	8,830	9,991	1,375
Investee funds of Gopher Capital GP Ltd.	4,728	5,264	724
Total	13,558	15,255	2,099

During the six months ended June 30, 2023 and 2024, donation made to Shanghai Noah Charity Fund were RMB4.3 million and RMB0.1 million, respectively.

19. Contingencies

Camsing Incident

As disclosed in Note 15, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of June 30, 2024, approximately 73.5% of the Camsing investors had accepted the settlement plan, representing approximately 76.3% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$65.5 million (RMB475.8 million) as of June 30, 2024.

As of June 30, 2024, there were 44 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB149.0 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group's business. As the date of this report, the management has assessed, based on its PRC legal counsels' advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

19. Contingencies (Continued)

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgement related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**", one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff's case. In March 2021, the High People's Court of Anhui Province (the "**Appellate Court**") dismissed the Plaintiff's appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People's Court. In February 2022, the Supreme People's Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgement in the First-instance Ruling as of December 31, 2022, although it remains subject to appeal and applicable post-judgment proceedings, the Group reserved a contingent liability of RMB99.0 million.

In March 2024, the Group received the final ruling from the Appellate Court, which supports the First-instance Ruling and became effective immediately. As a result, the contingency was resolved and the payable for the litigation of RMB99.0 million was included in other current liabilities as of December 31, 2023. As of June 30, 2024, RMB38.7 million was paid for the litigation.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Dividends

The aggregate amount of the 2023 final dividend and non-recurring special dividend declared in the interim period amounted to approximately RMB1,018.0 million which were not paid as of June 30, 2024. By August 29, 2024, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2024.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and International Financial Reporting Standards

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRS**") issued by International Accounting Standards Board. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follow:

Reconciliation of Condensed Consolidated Statement of Operations

Condensed Consolidated Statement of Operations (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
			For the six months ended June 30, 2024	
			IFRS adjustments	
Selling expenses	(124,222)	(1,526)	–	(125,748)
General and administrative expenses	(151,018)	(1,361)	845	(151,534)
Other operating expenses, net	(63,153)	(286)	2,406	(61,033)
Total operating cost and expenses	**(1,009,888)**	**(3,173)**	**3,252**	**(1,009,809)**
Income before taxes and income from equity in affiliates	**372,441**	**(3,173)**	**3,252**	**372,520**
Income tax expense	(82,943)	–	(3,252)	(86,195)
Net income	**235,556**	**(3,173)**	**–**	**232,383**
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	**231,278**	**(3,173)**	**–**	**228,105**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Condensed Consolidated Statement of Operations (Continued)

| | For the six months ended June 30, 2023 | | | |
| | | IFRS adjustments | | |
Condensed Consolidated Statement of Operations (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Selling expenses	(208,672)	(3,852)	–	(212,524)
General and administrative expenses	(109,683)	24,859	–	(84,824)
Other operating expenses, net	(67,875)	(1,078)	3,252	(65,701)
Total operating cost and expenses	(1,116,928)	19,929	3,252	(1,093,747)
Income before taxes and income **from equity in affiliates**	710,194	19,929	3,252	733,375
Income tax expense	(159,793)	–	(3,252)	(163,045)
Net income	555,631	19,929	–	575,560
Net income attributable to Noah Holdings **Private Wealth and Asset Management** **Limited shareholders**	559,638	19,929	–	579,567

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet

			As of June 30, 2024 IFRS adjustments		
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Cash and cash equivalents (Note (i)) RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Assets					
Cash and cash equivalents	4,604,946	(1,881,090)	–	–	2,723,856
Short-term investments	1,287,400	1,881,090	–	–	3,168,490
Property and equipment, net	2,416,072	–	–	(173,430)	2,242,642
Total Assets	12,467,005	–	–	(173,430)	12,293,575
Deferred tax liabilities	245,609	–	–	(173,430)	72,179
Total Liabilities	2,736,654	–	–	(173,430)	2,563,224
Shareholders' equity:					
Additional paid-in capital	3,858,175	–	25,030	–	3,883,205
Retained earnings	5,650,224	–	(25,030)	–	5,625,194
Total Shareholders' Equity	9,730,351	–	–	–	9,730,351

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet (Continued)

Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP RMB (Audited)	Cash and cash equivalents (Note (i)) RMB (Audited)	Share-based compensation (Note (ii)) RMB (Audited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Audited)	Amounts as reported under IFRS RMB (Audited)
Assets					
Cash and cash equivalents	5,192,127	(1,616,316)	–	–	3,575,811
Short-term investments	379,456	1,616,316	–	–	1,995,772
Property and equipment, net	2,482,199	–	–	(176,682)	2,305,517
Total Assets	12,685,378	–	–	(176,682)	12,508,696
Deferred tax liabilities	262,404	–	–	(176,682)	85,722
Total Liabilities	2,257,815	–	–	(176,682)	2,081,133
Shareholders' equity:					
Additional paid-in capital	3,798,662	–	21,857	–	3,820,519
Retained earnings	6,436,946	–	(21,857)	–	6,415,089
Total Shareholders' Equity	10,427,563	–	–	–	10,427,563

As of December 31, 2023 — IFRS adjustments

Notes:

(i)   Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS. The reclassification does not result in difference in total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Notes: (Continued)

(ii)   Share-based compensation

The Group granted restricted shares and options with service condition only to employees. Under U.S. GAAP, and the share-based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, share-based compensation with graded vesting feature is recognized based on each tranche, which results in an accelerated expense recognition.

Accordingly, the reconciliation includes a gain (expense) recognition difference in the condensed consolidated statements of operations of RMB19,929 and RMB(3,173) for the six months ended June 30, 2023 and June 30, 2024, respectively.

(iii)   Deferred income tax arising from asset acquisition

If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. As disclosed in Note 8, the Group purchased new office premises in 2021 which was accounted for as asset acquisition. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful live of the buildings acquired alongside the future depreciation.

However, under IFRS, deferred tax liability is not recognized for taxable temporary differences if the acquisition is not a business acquisition.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments has no impact on net income or shareholders' equity.

Definitions and Acronyms

In this interim report, unless the context otherwise requires, the following expressions should have the following meanings:

"2008 Share Incentive Plan"	the 2008 share incentive plan as amended and initially filed with the SEC on October 20, 2010
"2010 Share Incentive Plan"	the 2010 share incentive plan as amended and initially filed with the SEC on October 27, 2010
"2017 Share Incentive Plan"	the 2017 share incentive plan adopted on December 29, 2017 and filed with the SEC on December 29, 2017
"2022 Share Incentive Plan"	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022
"ADS(s)"	American Depositary Shares (one ADS representing five Shares)
"Articles" or "Articles of Association"	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time
"AUA"	assets under advisory, clients' total outstanding assets managed by Gopher or third party product providers
"Auditor"	Deloitte Touche Tohmatsu
"Audit Committee"	the audit committee of the Company
"AUM"	assets under management, the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

Definitions and Acronyms

"Company"	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"
"Compensation Committee"	the compensation committee of the Company
"Consolidated Affiliated Entities" or "VIE(s)"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and its subsidiaries, all of which are controlled by the Company through the Contractual Arrangements
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients" or "HNW investors"	clients/investors with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

Definitions and Acronyms

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules
"NYSE"	New York Stock Exchange
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status to dual primary listing on the Hong Kong Stock Exchange with effect from December 23, 2022
"Prospectus"	the Company's prospectus dated June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange
"Reporting Period"	the six months ended June 30, 2024
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"RSU(s)"	restricted share unit(s)
"scheme mandate limit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SEC"	the United States Securities and Exchange Commission
"service provider sublimit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Company's Consolidated Affiliated Entities and significant subsidiaries
"Share(s)"	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company

Definitions and Acronyms

"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
"transaction value"	the aggregate value of the investment products we distribute during a given period
"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. dollars", "USD" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	per cent